Exhibit 99.2

CONSOLIDATED STATEMENT OF INCOME

TOTAL

For the year ended December 31, (€ million)(a)		2009	2008	2007
Sales	(Notes 4 & 5)	131,327	179,976	158,752
Excise taxes		(19,174)	(19,645)	(21,928)
Revenues from sales		112,153	160,331	136,824

Purchases net of inventory variation	(Note 6)	(71,058)	(111,024)	(87,807)
Other operating expenses	(Note 6)	(18,591)	(19,101)	(17,414)
Exploration costs	(Note 6)	(698)	(764)	(877)
Depreciation, depletion and amortization of tangible assets and mineral interests		(6,682)	(5,755)	(5,425)
Other income	(Note 7)	314	369	674
Other expense	(Note 7)	(600)	(554)	(470)

Financial interest on debt		(530)	(1,000)	(1,783)
Financial income from marketable securities & cash equivalents		132	473	1,244
Cost of net debt	(Note 29)	(398)	(527)	(539)
Other financial income	(Note 8)	643	728	643
Other financial expense	(Note 8)	(345)	(325)	(274)

Equity in income (loss) of affiliates	(Note 12)	1,642	1,721	1,775

Income taxes	(Note 9)	(7,751)	(14,146)	(13,575)
Consolidated net income		8,629	10,953	13,535
Group share		8,447	10,590	13,181
Minority interests		182	363	354
Earnings per share (€)		3.79	4.74	5.84
Fully-diluted earnings per share (€)		3.78	4.71	5.80

(a)	Except for per share amounts.

CONSOLIDATED BALANCE SHEET

TOTAL

As of December 31, (€ million)		2009	2008	2007
ASSETS
Non-current assets
Intangible assets, net	(Notes 5 & 10)	7,514	5,341	4,650
Property, plant and equipment, net	(Notes 5 & 11)	51,590	46,142	41,467
Equity affiliates: investments and loans	(Note 12)	13,624	14,668	15,280
Other investments	(Note 13)	1,162	1,165	1,291
Hedging instruments of non-current financial debt	(Note 20)	1,025	892	460
Other non-current assets	(Note 14)	3,081	3,044	2,155
Total non-current assets		77,996	71,252	65,303
Current assets
Inventories, net	(Note 15)	13,867	9,621	13,851
Accounts receivable, net	(Note 16)	15,719	15,287	19,129
Other current assets	(Note 16)	8,198	9,642	8,006
Current financial assets	(Note 20)	311	187	1,264
Cash and cash equivalents		11,662	12,321	5,988
Total current assets		49,757	47,058	48,238
Total assets		127,753	118,310	113,541
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		5,871	5,930	5,989
Paid-in surplus and retained earnings		55,372	52,947	48,797
Currency translation adjustment		(5,069)	(4,876)	(4,396)
Treasury shares		(3,622)	(5,009)	(5,532)
Total shareholders’ equity - Group share	(Note 17)	52,552	48,992	44,858
Minority interests		987	958	842
Total shareholders’ equity		53,539	49,950	45,700
Non-current liabilities
Deferred income taxes	(Note 9)	8,948	7,973	7,933
Employee benefits	(Note 18)	2,040	2,011	2,527
Provisions and other non-current liabilities	(Note 19)	9,381	7,858	6,843
Total non-current liabilities		20,369	17,842	17,303
Non-current financial debt	(Note 20)	19,437	16,191	14,876
Current liabilities
Accounts payable		15,383	14,815	18,183
Other creditors and accrued liabilities	(Note 21)	11,908	11,632	12,806
Current borrowings	(Note 20)	6,994	7,722	4,613
Other current financial liabilities	(Note 20)	123	158	60
Total current liabilities		34,408	34,327	35,662
Total liabilities and shareholders’ equity		127,753	118,310	113,541

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(Note 27)
For the year ended December 31, (€ million)	2009	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	8,629	10,953	13,535
Depreciation, depletion and amortization	7,107	6,197	5,946
Non-current liabilities, valuation allowances, and deferred taxes	441	(150)	826
Impact of coverage of pension benefit plans	—	(505)	—
(Gains) losses on disposals of assets	(200)	(257)	(639)
Undistributed affiliates’ equity earnings	(378)	(311)	(821)
(Increase) decrease in working capital	(3,316)	2,571	(1,476)
Other changes, net	77	171	315
Cash flow from operating activities	12,360	18,669	17,686
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(11,849)	(11,861)	(10,549)
Acquisitions of subsidiaries, net of cash acquired	(160)	(559)	(20)
Investments in equity affiliates and other securities	(400)	(416)	(351)
Increase in non-current loans	(940)	(804)	(802)
Total expenditures	(13,349)	(13,640)	(11,722)
Proceeds from disposals of intangible assets and property, plant and equipment	138	130	569
Proceeds from disposals of subsidiaries, net of cash sold	—	88	5
Proceeds from disposals of non-current investments	2,525	1,233	527
Repayment of non-current loans	418	1,134	455
Total divestments	3,081	2,585	1,556
Cash flow used in investing activities	(10,268)	(11,055)	(10,166)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	41	262	89
- Treasury shares	22	(1,189)	(1,526)
- Minority shareholders	—	(4)	2
Dividends paid:
- Parent company shareholders	(5,086)	(4,945)	(4,510)
- Minority shareholders	(189)	(213)	(228)
Net issuance (repayment) of non-current debt	5,522	3,009	3,220
Increase (decrease) in current borrowings	(3,124)	1,437	(2,654)
Increase (decrease) in current financial assets and liabilities	(54)	850	2,265
Cash flow used in financing activities	(2,868)	(793)	(3,342)
Net increase (decrease) in cash and cash equivalents	(776)	6,821	4,178
Effect of exchange rates	117	(488)	(683)
Cash and cash equivalents at the beginning of the period	12,321	5,988	2,493
Cash and cash equivalents at the end of the period	11,662	12,321	5,988

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group share	Minority interests	Total shareholders’ equity
(€ million)	Number	Amount			Number	Amount
As of January 1, 2007	2,425,767,953	6,064	41,460	(1,383)	(161,200,707)	(5,820)	40,321	827	41,148
Net income 2007	—	—	13,181	—	—	—	13,181	354	13,535
Other comprehensive income (Note 17)	—	—	117	(3,013)	—	—	(2,896)	(111)	(3,007)
Comprehensive income	—	—	13,298	(3,013)	—	—	10,285	243	10,528
Dividend	—	—	(4,510)	—	—	—	(4,510)	(228)	(4,738)
Issuance of common shares (Note 17)	2,769,144	7	82	—	—	—	89	—	89
Purchase of treasury shares	—	—	—	—	(32,387,355)	(1,787)	(1,787)	—	(1,787)
Sale of treasury shares(a)	—	—	(77)	—	9,161,830	341	264	—	264
Share-based payments (Note 25)	—	—	196	—			196	—	196
Other operations with minority interests	—	—	—	—			—	—	—
Share cancellation (Note 17)	(33,005,000)	(82)	(1,652)	—	33,005,000	1,734	—	—	—
Transactions with shareholders	(30,235,856)	(75)	(5,961)	—	9,779,475	288	(5,748)	(228)	(5,976)
As of December 31, 2007	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700
Net income 2008	—	—	10,590	—	—	—	10,590	363	10,953
Other comprehensive income (Note 17)	—	—	(258)	(480)	—	—	(738)	(34)	(772)
Comprehensive income	—	—	10,332	(480)	—	—	9,852	329	10,181
Dividend	—	—	(4,945)	—	—	—	(4,945)	(213)	(5,158)
Issuance of common shares (Note 17)	6,275,977	16	246	—	—	—	262	—	262
Purchase of treasury shares	—	—	—	—	(27,600,000)	(1,339)	(1,339)	—	(1,339)
Sale of treasury shares(a)	—	—	(71)	—	5,939,137	221	150	—	150
Share-based payments (Note 25)	—	—	154	—			154	—	154
Other operations with minority interests	—	—	—	—			—	—	—
Share cancellation (Note 17)	(30,000,000)	(75)	(1,566)	—	30,000,000	1,641	—	—	—
Transactions with shareholders	(23,724,023)	(59)	(6,182)	—	8,339,137	523	(5,718)	(213)	(5,931)
As of December 31, 2008	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950
Net income 2009	—	—	8,447	—	—	—	8,447	182	8,629
Other comprehensive income (Note 17)	—	—	246	(193)	—	—	53	60	113
Comprehensive income	—	—	8,693	(193)	—	—	8,500	242	8,742
Dividend	—	—	(5,086)	—	—	—	(5,086)	(189)	(5,275)
Issuance of common shares (Note 17)	1,414,810	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(143)	—	2,874,905	165	22	—	22
Share-based payments (Note 25)	—	—	106	—	—	—	106	—	106
Other operations with minority interests	—	—	(23)	—	—	—	(23)	(24)	(47)
Share cancellation (Note 17)	(24,800,000)	(62)	(1,160)	—	24,800,000	1,222	—	—	—
Transactions with shareholders	(23,385,190)	(59)	(6,268)	—	27,674,905	1,387	(4,940)	(213)	(5,153)
As of December 31, 2009	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539

(a)	Treasury shares related to the stock option purchase plans and restricted stock grants.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME(a)

TOTAL

For the year ended December 31, (€ million)	2009	2008	2007
Consolidated net income	8,629	10,953	13,535
Other comprehensive income
Currency translation adjustment	(244)	(722)	(2,703)
Available for sale financial assets	38	(254)	111
Cash flow hedge	128	—	—
Share of other comprehensive income of associates, net amount	234	173	(406)
Other	(5)	1	(3)
			—
Tax effect	(38)	30	(6)
Total other comprehensive income (net amount) (note 17)	113	(772)	(3,007)
Comprehensive income	8,742	10,181	10,528
- Group share	8,500	9,852	10,285
- Minority interests	242	329	243

(a)	In accordance with revised IAS 1, applicable from January 1, 2009.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 10, 2010, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TOTAL S.A. for the year ended December 31, 2009, which will be submitted for approval to the shareholders’ meeting to be held on May 21, 2010.

INTRODUCTION

The Consolidated Financial Statements of TOTAL S.A. and its subsidiaries (the Group) have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2009.

The accounting principles applied in the Consolidated Financial Statements as of December 31, 2009 were the same as those that were used as of December 31, 2008 except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2009 (and not early adopted). Their adoption has no impact on the Consolidated Financial Statements as of December 31, 2009.

Among these new standards or interpretations, it should be noted that the revised version of IAS 1 “Presentation of financial statements”, effective for annual periods beginning on or after January 1, 2009, resulted in the following:

•	presentation of the consolidated statement of comprehensive income; and
•	information on other comprehensive income presented in Note 17 to the Consolidated Financial Statements.

In addition, the IASB issued in 2009 amendments to standard IFRS 7 “Financial instruments: disclosures” which introduce new disclosure requirements, effective for annual periods beginning on or after January 1, 2009. In particular, financial instruments shall be presented according to the fair value measurement method used (three-level hierarchy described in Note 1 M(v) to the Consolidated Financial Statements).

Lastly, the Group has applied the new definitions and the new method of estimating oil & gas reserves resulting from U.S. Accounting Standards Update No. 2010-03, “Oil and Gas Reserve Estimation and

Disclosures”, effective for annual reporting periods ended on or after December 31, 2009. The adoption of these new rules had no significant impact on oil & gas reserve estimates and no significant impact on the Consolidated Financial Statements.

The preparation of financial statements in accordance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirements benefits and the income tax computation.

Furthermore, where the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows;
•	reflect the substance of transactions;
•	are neutral;
•	are prepared on a prudent basis; and
•	are complete in all material aspects.

1) ACCOUNTING POLICIES

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.

Accounting policies used by the Group are described below:

A) PRINCIPLES OF CONSOLIDATION

Subsidiaries that are directly controlled by the parent company or indirectly controlled by other consolidated subsidiaries are fully consolidated.

Investments in jointly-controlled entities are proportionately consolidated.

Investments in associates, in which the Group has significant influence, are accounted for by the equity method. Significant influence is presumed when the Group holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting rights.

Companies in which ownership interest is less than 20%, but over which the Company is deemed to exercise significant influence, are also accounted for by the equity method.

All significant intercompany balances, transactions and income have been eliminated.

B) BUSINESS COMBINATIONS

Business combinations are accounted for using the purchase method. This method implies the recognition of the assets, liabilities and contingent liabilities of the companies acquired by the Group at their fair value.

The difference between the acquisition cost of the shares and fair value of the acquired share of the assets, liabilities and contingent liabilities identified on the acquisition date is recorded as goodwill.

If the cost of an acquisition is less than the fair value of net assets of the subsidiary acquired, an additional analysis is performed on the identification and valuation of the identifiable elements of the assets and liabilities. Any residual negative goodwill is recorded as income.

The analysis of goodwill is finalized within one year from the acquisition date.

C) FOREIGN CURRENCY TRANSLATION

The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.

(i)	Monetary transactions

Transactions denominated in foreign currencies are translated at the exchange rate on the transaction date. At each balance sheet date, monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in “Other income” or “Other expenses”.

(ii)	Translation of financial statements denominated in foreign currencies

Assets and liabilities of foreign entities are translated into euros on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates for the period. Foreign exchange differences resulting from such translations are either recorded in shareholders’ equity under “Currency translation adjustments” (for the Group share) or under “Minority interests” (for the minority share) as deemed appropriate.

D) SALES AND REVENUES FROM SALES

Revenues from sales are recognized when the significant risks and rewards of ownership have been passed to the buyer and the amount can be reasonably measured. Sales figures include excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the “Revenues from sales” indicator.

Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts.

Revenues from the production of crude oil and natural gas properties, in which the Group has an interest with other producers, are recognized based on actual volumes sold during the period. Any difference between volumes sold and entitlement volumes, based on the Group net working interest, are recognized as “Crude oil and natural gas inventories” or “Accounts receivable, net” or “Accounts payable”, as appropriate.

Revenues from gas transport are recognized when services are rendered. These revenues are based on the quantities transported and measured according to procedures defined in each service contract.

Revenues from sales of electricity are recorded upon transfer of title, according to the terms of the related contracts.

Revenues from services are recognized when the services have been rendered.

Shipping revenues and expenses from time-charter activities are recognized on a pro rata basis over a period that commences upon the unloading of the previous voyage and terminates upon the unloading of the current voyage. Shipping revenue recognition starts only when a charter has been agreed to by both the Group and the customer.

Oil and gas sales are inclusive of quantities delivered that represent production royalties and taxes, when paid in cash, and outside the United States and Canada.

Certain transactions within the trading activities (contracts involving quantities that are purchased to third parties then resold to third parties) are shown at their net value in sales.

Exchanges of crude oil and petroleum products within normal trading activities do not generate any income and therefore these flows are shown at their net value in both the statement of income and the balance sheet.

E) SHARE-BASED PAYMENTS

The Group may grant employees stock options, create employee share purchase plans and offer its employees the opportunity to subscribe to reserved capital increases. These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.

The expense is equal to the fair value of the instruments granted. The fair value of the options is calculated using the Black-Scholes model at the grant date. The expense is recognized on a straight-line basis between the grant date and vesting date.

For restricted share plans, the expense is calculated using the market price at the grant date after deducting the expected distribution rate during the vesting period.

The cost of employee-reserved capital increases is immediately expensed. A discount reduces the expense in order to account for the nontransferability of the shares awarded to the employees over a period of five years.

F) INCOME TAXES

Income taxes disclosed in the statement of income include the current tax expenses and the deferred tax expenses.

The Group uses the liability method whereby deferred income taxes are recorded based on the temporary differences between the carrying amounts of assets and liabilities recorded in the balance sheet and their tax bases, and on carry-forwards of unused tax losses and tax credits.

Deferred tax assets and liabilities are measured using the tax rates that have been enacted or substantially enacted at the balance sheet date. The tax rates used depend on the timing of reversals of temporary differences, tax losses and other tax credits. The effect of a change in tax rate is recognized either in the Consolidated Statement of Income or in shareholders’ equity depending on the item it relates to.

Deferred tax assets are recognized when future recovery is probable.

Asset retirement obligations and finance leases give rise to the recognition of assets and liabilities for accounting purposes as described in paragraph K “Leases” and paragraph Q “Asset retirement obligations” of this Note. Deferred income taxes resulting from temporary differences between the carrying amounts and tax bases of such assets and liabilities are recognized.

Deferred tax liabilities resulting from temporary differences between the carrying amounts of equity-method investments and their tax bases are recognized. The deferred tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon disposal of these investments).

Taxes paid on the Upstream production are included in operating expenses, including those related to historical concessions held by the Group in the Middle East producing countries.

G) EARNINGS PER SHARE

Earnings per share is calculated by dividing net income (Group share) by the weighted-average number of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income (Group share) by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares held by the parent company, TOTAL S.A., and TOTAL shares held by the Group subsidiaries are deducted from consolidated shareholders’ equity. These shares are not considered outstanding for purposes of this calculation which also takes into account the dilutive effect of stock options, restricted share grants and capital increases with a subscription period closing after the end of the fiscal year.

The weighted-average number of fully-diluted shares is calculated in accordance with the treasury stock method provided for by IAS 33. The proceeds, which would be recovered in the event of an exercise of rights related to dilutive instruments, are presumed to be a share buyback at the average market price over the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of rights.

H) OIL AND GAS EXPLORATION AND PRODUCING PROPERTIES

The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the successful efforts method.

(i)	Exploration costs

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred.

Mineral interests are capitalized as intangible assets when acquired. These acquired interests are tested for impairment on a regular basis, property-by-property, based on the results of the exploratory activity and the management’s evaluation.

In the event of a discovery, the unproved mineral interests are transferred to proved mineral interests at their net book value as soon as proved reserves are booked.

Exploratory wells are tested for impairment on a well-by-well basis and accounted for as follows:

•	Costs of exploratory wells which result in proved reserves are capitalized and then depreciated using the unit-of-production method based on proved developed reserves;
•	Costs of dry exploratory wells and wells that have not found proved reserves are charged to expense;
•	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:
•	The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditures are made;
•

The Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Group is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.

Costs of exploratory wells not meeting these conditions are charged to expense.

(ii)	Oil and Gas producing assets

Development costs incurred for the drilling of development wells and for the construction of production facilities are capitalized, together with borrowing costs incurred during the period of construction and the present value of estimated costs of asset retirement obligations. The depletion rate is usually equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).

With respect to production sharing contracts, this computation is based on the portion of production and reserves assigned to the Group taking into account estimates based on the contractual clauses regarding the reimbursement of exploration and development costs (cost oil) as well as the sharing of hydrocarbon rights (profit oil).

Transportation assets are depreciated using the unit-of-production method based on throughput or by using the straight-line method whichever best reflects the economic life of the asset.

Proved mineral interests are depreciated using the unit-of-production method based on proved reserves.

I) GOODWILL AND OTHER INTANGIBLE ASSETS

Other intangible assets include goodwill, patents, trademarks, and lease rights.

Intangible assets are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses.

Goodwill in a consolidated subsidiary is calculated as the excess of the cost of shares, including transaction expenses, over the fair value of the Group’s share of the net assets at the acquisition date. Goodwill is not amortized but is tested for impairment annually or as soon as there is any indication of impairment (see Note 1 paragraph L to the Consolidated Financial Statements “Impairment of long-lived assets”.)

In equity affiliates, goodwill is included in the investment book value.

Other intangible assets (except goodwill) have a finite useful life and are amortized on a straight-line basis over 10 to 40 years depending on the useful life of the assets.

Research and development

Research costs are charged to expense as incurred.

Development expenses are capitalized when the following can be demonstrated:

•	the technical feasibility of the project and the availability of the adequate resources for the completion of the intangible asset;
•	the ability of the asset to generate probable future economic benefits;
•	the ability to measure reliably the expenditures attributable to the asset; and
•	the feasibility and intention of the Group to complete the intangible asset and use or sell it.

Advertising costs are charged to expense as incurred.

J) OTHER PROPERTY, PLANT AND EQUIPMENT

Other property, plant and equipment are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses. This cost includes borrowing costs directly attributable to the acquisition or production of a qualifying asset incurred until assets are placed in service. Borrowing costs are capitalized as follows:

•	if the project benefits from a specific funding, the capitalization of borrowing costs is based on the borrowing rate;
•	if the project is financed by all the Group’s debt, the capitalization of borrowing costs is based on the weighted average borrowing cost for the period.

Routine maintenance and repairs are charged to expense as incurred. The costs of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two consecutive major turnarounds.

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

• Furniture, office equipment, machinery and tools	3-12 years
• Transportation equipments	5-20 years
• Storage tanks and related equipment	10-15 years
• Specialized complex installations and pipelines	10-30 years
• Buildings	10-50 years

K) LEASES

A finance lease transfers substantially all the risks and rewards incidental to ownership from the lessor to the lessee. These contracts are capitalized as assets at fair value or, if lower, at the present value of the minimum lease payments according to the contract. A corresponding financial debt is recognized as a financial liability. These assets are depreciated over the corresponding useful life used by the Group.

Leases that are not finance leases as defined above are recorded as operating leases.

Certain arrangements do not take the legal form of a lease but convey the right to use an asset or a group of assets in return for fixed payments. Such arrangements are accounted for as leases and are analyzed to determine whether they should be classified as operating leases or as finance leases.

L) IMPAIRMENT OF LONG-LIVED ASSETS

The recoverable amounts of intangible assets and property, plant and equipment are tested for impairment as soon as any indication of impairment exists. This test is performed at least annually for goodwill.

The recoverable amount is the higher of the fair value (less costs to sell) or its value in use.

Assets are grouped into cash-generating units (or CGUs) and tested. A cash-generating unit is a homogeneous group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.

The value in use of a CGU is determined by reference to the discounted expected future cash flows, based upon the management’s expectation of future economic and operating conditions. If this value is less than the carrying amount, an impairment loss on property, plant and equipment and mineral interests, or on other intangible assets, is recognized either in “Depreciation, depletion and amortization of property, plant and equipment and mineral interests” or in “Other expense”, respectively. This impairment loss is first allocated to reduce the carrying amount of any goodwill.

Impairment losses recognized in prior periods can be reversed up to the original carrying amount, had the impairment loss not been recognized. Impairment losses recognized for goodwill cannot be reversed.

M) FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are financial loans and receivables, investments in non-consolidated companies, publicly traded equity securities, derivatives instruments and current and non-current financial liabilities.

The accounting treatment of these financial assets and liabilities is as follows:

(i)	Loans and receivables

Financial loans and receivables are recognized at amortized cost. They are tested for impairment, by comparing the carrying amount of the assets to estimates of the discounted future recoverable cash flows. These tests are conducted as soon as there is any evidence that their fair value is less than their carrying amount, and at least annually. Any impairment loss is recorded in the statement of income.

(ii)	Investments in non-consolidated companies and publicly traded equity securities

These assets are classified as financial assets available for sale and therefore measured at their fair value. For listed securities, this fair value is equal to the market price. For unlisted securities, if the fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in shareholders’ equity. If there is any evidence of a significant or long-lasting loss, an impairment loss is recorded in the Consolidated Statement of Income. This impairment is reversed in the statement of income only when the securities are sold.

These investments are presented in the section “Other investments” of the balance sheet.

(iii)	Derivative instruments

The Group uses derivative instruments to manage its exposure to risks of changes in interest rates, foreign exchange rates and commodity prices. Changes in fair value of derivative instruments are recognized in the statement of income or in shareholders’ equity and are recognized in the balance sheet in the accounts corresponding to their nature, according to the risk management strategy described in Note 31 to the Consolidated Financial Statements. The derivative instruments used by the Group are the following:

•	Cash management

Financial instruments used for cash management purposes are part of a hedging strategy of currency and interest rate risks within global limits set by the Group and are considered to be used for transactions (held for trading). Changes in fair value are systematically recorded in the statement of income. The balance sheet value of those instruments is included in “Current financial assets” or “Other current financial liabilities”.

•	Long-term financing

When an external long-term financing is set up, specifically to finance subsidiaries, and when this financing involves currency and interest rate derivatives, these instruments are qualified as:

i.	Fair value hedge of the interest rate risk on the external debt and of the currency risk of the loans to subsidiaries. Changes in fair value of derivatives are recognized in the statement of income as are changes in fair value of financial debts and loans to subsidiaries.

The fair value of those hedging instruments of long-term financing is included in the assets under “Hedging instruments on non-current financial debt” or in the liabilities under “Non-current financial debt “for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

In case of the anticipated termination of derivative instruments accounted for as fair value hedges, the amount paid or received is recognized in the statement of income and:

•	If this termination is due to an early cancellation of the hedged items, the adjustment previously recorded as revaluation of those hedged items is also recognized in the statement of income;

•	If the hedged items remain in the balance sheet, the adjustment previously recorded as a revaluation of those hedged items is spread over the remaining life of those items.

ii.	Cash flow hedge of the currency risk of the external debt. Changes in fair value are recorded in equity for the effective portion of the hedging and in the statement of income for the ineffective portion of the hedging. Amounts recorded in equity are transferred to the income statement when the hedged transaction affects profit or loss.

The fair value of those hedging instruments of long-term financing is included in the assets under “Hedging instruments on non-current financial debt” or in the liabilities under “Non-current financial debt” for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

If the hedging instrument expires, is sold or terminated by anticipation, gains or losses previously recognized in equity remain in equity. Amounts are recycled in the income statement when the hedged transaction affects profit or loss.

•	Foreign subsidiaries’ equity hedge

Certain financial instruments hedge against risks related to the equity of foreign subsidiaries whose functional currency is not the euro (mainly the dollar). These instruments qualify as “net investment hedges”. Changes in fair value are recorded in shareholders’ equity.

The fair value of these instruments is recorded under “Current financial assets” or “Other current financial liabilities”.

•	Financial instruments related to commodity contracts

Financial instruments related to commodity contracts, including crude oil, petroleum products, gas and power purchasing/selling contracts related to the trading activities, together with the commodity contract derivative instruments such as energy contracts and forward freight agreements, are used to adjust the Group’s exposure to price fluctuations within global trading limits. These instruments are considered, according to the industry practice, as held for trading. Changes in fair value are recorded in the statement of income. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

Detailed information about derivatives positions is disclosed in Notes 20, 28, 29, 30 and 31 to the Consolidated Financial Statements.

(iv)	Current and non-current financial liabilities

Current and non-current financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which a hedge accounting can be applied as described in the previous paragraph.

(v)	Fair value of financial instruments

Fair values are estimated for the majority of the Group’s financial instruments, with the exception of publicly traded equity securities and marketable securities for which the market price is used.

Estimated fair values, which are based on principles such as discounting future cash flows to present value, must be weighted by the fact that the value of a financial instrument at a given time may be influenced by the market environment (liquidity especially), and also the fact that subsequent changes in interest rates and exchange rates are not taken into account.

As a consequence, the use of different estimates, methodologies and assumptions could have a material effect on the estimated fair value amounts.

The methods used are as follows:

•	Financial debts, swaps

The market value of swaps and of bonds that are hedged by those swaps, have been determined on an individual basis by discounting future cash flows with the zero coupon interest rate curves existing at year-end.

•	Financial instruments related to commodity contracts

The valuation methodology is to mark to market all open positions for both physical and derivative transactions. The valuations are determined on a daily basis using observable market data based on organized and over the counter (OTC) markets. In particular cases when market data are not directly available, the valuations are derived from observable data such as arbitrages, freight or spreads and market corroboration. For valuation of risks which are the result of a calculation, such as options for example, commonly known models are used to compute the fair value.

•	Other financial instruments

The fair value of the interest rate swaps and of FRA (Forward Rate Agreement) are calculated by discounting future cash flows on the basis of zero coupon interest rate curves existing at year-end after adjustment for interest accrued but unpaid.

Forward exchange contracts and currency swaps are valued on the basis of a comparison of the negociated forward rates with the rates in effect on the financial markets at year-end for similar maturities.

Exchange options are valued based on the Garman-Kohlhagen model including market quotations at year-end.

•	Fair value hierarchy

IFRS 7 “Financial instruments: disclosures”, amended in 2009, introduces a fair value hierarchy for financial instruments and proposes the following three-level classification :

•	level 1: quotations for assets and liabilities (identical to the ones that are being valued) obtained at the valuation date on an active market to which the entity has access;
•	level 2: the entry data are observable data but do not correspond to quotations for identical assets or liabilities;
•

level 3: the entry data are not observable data. For example: these data come from extrapolation. This level applies when there is no market or observable data and the company has to use its own hypotheses to estimate the data that other market players would have used to determine the fair value of the asset.

Fair value hierarchy is disclosed in Notes 29 and 30 to the Consolidated Financial Statements.

N) INVENTORIES

Inventories are measured in the Consolidated Financial Statements at the lower of historical cost or market value. Costs for petroleum and petrochemical products are determined according to the FIFO (First-In, First-Out) method and other inventories are measured using the weighted-average cost method.

Downstream (Refining — Marketing)

Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, kerosene, diesel, fuel oil and heating oil produced by the Group’s refineries. The turnover of petroleum products does not exceed two months on average.

Crude oil costs include raw material and receiving costs. Refining costs principally include the crude oil costs, production costs (energy, labor, depreciation of producing assets) and allocation of production overhead (taxes, maintenance, insurance, etc.). Start-up costs and general administrative costs are excluded from the cost price of refined products.

Chemicals

Costs of chemical products inventories consist of raw material costs, direct labor costs and an allocation of production overhead. Start-up costs and general administrative costs are excluded from the cost of inventories of chemicals products.

O) TREASURY SHARES

Treasury shares of the parent company held by its subsidiaries or itself are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

P) PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Provisions and non-current liabilities are comprised of liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigation and other risks.

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made regarding the amount of the obligation. The amount of the liability corresponds to the best possible estimate.

Q) ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations, which result from a legal or constructive obligation, are recognized based on a reasonable estimate in the period in which the obligation arises.

The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the useful life of this asset.

An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a risk-free discount rate to the amount of the liability. The increase of the provision due to the passage of time is recognized as “Other financial expense”.

R) EMPLOYEE BENEFITS

In accordance with the laws and practices of each country, the Group participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.

These plans can be either defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Group instruments such as mutual funds, insurance contracts, and other instruments.

For defined contribution plans, expenses correspond to the contributions paid.

Defined benefit obligations are determined according to the Projected Unit Method. Actuarial gains and losses may arise from differences between actuarial valuation and projected commitments (depending on new calculations or assumptions) and between projected and actual return of plan assets.

The Group applies the corridor method to amortize its actuarial gains and losses. This method amortizes the net cumulative actuarial gains and losses that exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

In case of a change in or creation of a plan, the vested portion of the cost of past services is recorded immediately in the statement of income, and the unvested past service cost is amortized over the vesting period.

The net periodic pension cost is recognized under “Other operating expenses”.

S) CONSOLIDATED STATEMENT OF CASH FLOWS

The Consolidated Statement of Cash Flows prepared in foreign currencies has been translated into euros using the exchange rate on the transaction date or the average exchange rate for the period. Currency translation differences arising from the translation of monetary assets and liabilities denominated in foreign currency into euros using the closing exchange rates are shown in the Consolidated Statement of Cash Flows under “Effect of exchange rates”. Therefore, the Consolidated Statement of Cash Flows will not agree with the figures derived from the Consolidated Balance Sheet.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in current financial assets and liabilities are included in the financing activities section of the Consolidated Statement of Cash Flows.

Non-current financial debt

Changes in non-current financial debt have been presented as the net variation to reflect significant changes mainly related to revolving credit agreements.

T) CARBON DIOXIDE EMISSION RIGHTS

In the absence of a current IFRS standard or interpretation on accounting for emission rights of carbon dioxide, the following principles have been applied:

•	emission rights granted free of charge are accounted for at zero carrying amount;
•

liabilities resulting from potential differences between available quotas and quotas to be delivered at the end of the compliance period are accounted for as liabilities and measured at fair market value;

•	spot market transactions are recognized in income at cost; and
•	forward transactions are recognized at their fair market value on the face of the balance sheet. Changes in the fair value of such forward transactions are recognized in income.

U) NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Pursuant to IFRS 5 “Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet.

Net income from discontinued operations is presented separately on the face of the statement of income. Therefore, the notes to the Consolidated Financial Statements related to the statement of income only refer to continuing operations.

A discontinued operation is a component of the Group for which cash flows are independent. It represents a major line of business or geographical area of operations which has been disposed of or is currently being held for sale.

V) ALTERNATIVE IFRS METHODS

For measuring and recognizing assets and liabilities, the following choices among alternative methods allowable under IFRS have been made:

•	property, plant and equipment, and intangible assets are measured using historical cost model instead of revaluation model;

•	actuarial gains and losses on pension and other post-employment benefit obligations are recognized according to the corridor method (see Note 1 paragraph R to the Consolidated Financial Statements);
•	jointly-controlled entities are consolidated using the proportionate method, as provided for in IAS 31 “Interests in joint ventures”.

W) NEW ACCOUNTING PRINCIPLES NOT YET IN EFFECT

The standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) which were not yet in effect at December 31, 2009, were as follows:

Revised IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”

In January 2008, the IASB issued revised versions of IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”. These revised standards introduce new provisions regarding the accounting for business combinations. They are effective as of the first annual period starting after July 1, 2009 (i.e. as of January 1, 2010 for the Group). Their application is prospective.

IFRS 9 “Financial Instruments”

In November 2009, the IASB issued standard IFRS 9 “Financial Instruments” that introduces new requirements for the classification and measurement of financial assets. This standard shall be completed in 2010 with requirements regarding classification and measurement of liabilities, derecognition of financial instruments, impairment and hedge accounting. Under standard IFRS 9, financial assets are measured either at fair value through profit or loss or at amortised cost if certain conditions are met. The standard is applicable for annual periods starting on or after January 1, 2013. The application of the standard as published in 2009 should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.

Revised IAS 24 “Related Party Disclosures”

In November 2009, the IASB issued revised standard IAS 24 “Related Party Disclosures” that clarifies the definition of a related party and reduces the disclosure requirements for entities controlled by a government. The standard is applicable for annual periods starting on or after January 1, 2011. The application of this standard should not have any material impact on information presented in the notes to the Consolidated Financial Statements.

IFRIC 17 “Distributions of Non-cash Assets to Owners”

In November 2008, the IFRIC issued interpretation IFRIC 17 “Distributions of Non-cash Assets to Owners”. The interpretation addresses the accounting of non-cash assets distributed among two entities which are not jointly-controlled. It provides that the dividend payable should be measured at the fair value of the net assets to be distributed and that any difference with the carrying amount of the net assets distributed should be recognised in profit or loss. The interpretation is effective for annual periods starting on or after July 1, 2009 (i.e. starting January 1, 2010 for the Group). The application of IFRIC 17 should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.

IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”

In November 2009, the IFRIC issued interpretation IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation deals with accounting for debt to equity swaps. It clarifies that equity instruments issued are measured at fair value and that any difference with the carrying amount of the liability is recognised in profit or loss. The interpretation is effective for annual periods starting on or after July 1, 2010 (i.e. starting January 1, 2011 for the Group). The application of IFRIC 19 should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.

2) MAIN INDICATORS — INFORMATION BY BUSINESS SEGMENT

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items

The detail of these adjustment items is presented in Note 4 to the Consolidated Financial Statements.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)	The inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii)	TOTAL’s equity share of adjustments and selected items related to Sanofi-Aventis

Main indicators:

(i)	Operating income (measure used to evaluate operating performance)

Revenue from sales after deducting cost of goods sold and inventory variations, other operating expenses, exploration expenses and depreciation, depletion, and amortization.

Operating income excludes the amortization of intangible assets other than mineral interests, currency translation adjustments and gains or losses on the disposal of assets.

(ii)	Net operating income (measure used to evaluate the return on capital employed)

Operating income after taking into account the amortization of intangible assets other than mineral interests, currency translation adjustments, gains or losses on the disposal of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, equity in income of affiliates, capitalized interest expenses), and after income taxes applicable to the above.

The only income and expense not included in net operating income but included in net income are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt) and minority interests.

(iii)	Adjusted income

Operating income, net operating income, or net income excluding the effect of adjustment items described above.

(iv)	Capital employed

Non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.

(v)	ROACE (Return on Average Capital Employed)

Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

(vi)	Net debt

Non-current debt, including current portion, current borrowings, other current financial liabilities less cash and cash equivalents and other current financial assets.

3) CHANGES IN THE GROUP STRUCTURE, MAIN ACQUISITIONS AND DIVESTMENTS

2009

•

In December 2009, TOTAL signed an agreement with Chesapeake Energy Corporation whereby Total acquired a 25% share in Chesapeake’s Barnett shale gas portfolio located in the United States (State of Texas). The acquisition cost of these assets amounted to €1,562 million and it represents the value of mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €1,449 million and the value of tangible assets that have been recognized on the face of the Consolidated Balance Sheet for € 113 million. As no cash payment has occurred in 2009, a corresponding debt has been recognized in the sections “Provisions and other non-current liabilities” and “Other creditors and accrued liabilities” for €818 million and €744 million respectively.

•

During 2009, TOTAL progressively sold 3.99% of Sanofi-Aventis’ share capital, thus reducing its interest to 7.39%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements.

2008

•	Pursuant to the tender offer described in the prospectus on May 13, 2008 and renewed by the notices on June 19, July 4 and July 16, 2008, TOTAL acquired 100% of Synenco Energy Inc’s Class A ordinary shares. Synenco’s main asset is a 60% interest in the Northern Lights project in the Athabasca region of the Canadian province of Alberta.

The acquisition cost, net of cash acquired (€161 million) for all shares amounted to €352 million. This cost essentially represented the value of the company’s mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €221 million.

Synenco Energy Inc. is fully consolidated in TOTAL’s Consolidated Financial Statements. Its contribution to the consolidated net income for fiscal year 2008 was not material.

•

In August 2008, TOTAL acquired the Dutch company Goal Petroleum BV. The acquisition cost amounted to € 349 million. This cost essentially represented the value of the company’s mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €292 million.

Goal Petroleum BV is fully consolidated in TOTAL’s Consolidated Financial Statements. Its contribution to the consolidated net income for fiscal year 2008 was not material.

•	Pursuant to the agreements signed between the partners in November 2008, the Group’s participation in the Kashagan field decreased from 18.52% to 16.81%.

•

During 2008, TOTAL progressively sold 1.68% of Sanofi-Aventis’ share capital, thus reducing its interest to 11.38%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements.

2007

•	Pursuant to the agreements signed in 2007, the Group’s participation in Sincor project in Venezuela decreased from 47% to 30.323%.

•

In December 2007, TOTAL completed the sale of its 70% interest in the Milford Haven Refinery in Wales (UK) to its partner Murco Petroleum Company. This operation will allow TOTAL to concentrate its UK refining operations at the wholly-owned Lindsey Oil Refinery.

•

During the fourth quarter 2007, TOTAL progressively sold 0.4% of Sanofi-Aventis’ share capital, thus reducing its interest to 13.06%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements.

4) BUSINESS SEGMENT INFORMATION

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. The Group’s activities are conducted through three business segments: Upstream, Downstream and Chemicals.

•	the Upstream segment includes the activities of the Exploration & Production division and the Gas & Power division;
•	the Downstream segment includes activities of the Refining & Marketing division and the Trading & Shipping division; and
•	the Chemicals segment includes Base Chemicals and Specialties.

The Corporate segment includes the operating and financial activities of the holding companies (including the investment in Sanofi-Aventis).

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

A) INFORMATION BY BUSINESS SEGMENT

For the year ended December 31, 2009 (€ million)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)
Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153
Operating expenses	(14,752)	(81,281)	(14,293)	(656)	20,635	(90,347)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,420)	(1,612)	(615)	(35)	—	(6,682)
Operating income	12,858	2,237	553	(524)	—	15,124
Equity in income (loss) of affiliates and other items	846	169	(58)	697	—	1,654
Tax on net operating income	(7,486)	(633)	(92)	326	—	(7,885)
Net operating income	6,218	1,773	403	499	—	8,893
Net cost of net debt						(264)
Minority interests						(182)
Net income						8,447

For the year ended December 31, 2009 (adjustments(a)) (€ million)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	(17)	1,558	344	—		1,885
Depreciation, depletion and amortization of tangible assets and mineral interests	(4)	(347)	(40)	—		(391)
Operating income(b)	(21)	1,211	304	—		1,494
Equity in income (loss) of affiliates and other items(c)	(160)	22	(123)	(117)		(378)
Tax on net operating income	17	(413)	(50)	(3)		(449)
Net operating income(b)	(164)	820	131	(120)		667
Net cost of net debt						—
Minority interests						(4)
Net income						663

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis.

(b) Of which inventory valuation effect	Upstream	Downstream	Chemicals	Corporate
on operating income	—	1,816	389	—
on net operating income	—	1,285	254	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(300)

For the year ended December 31, 2009 (adjusted) (€ million)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)
Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153
Operating expenses	(14,735)	(82,839)	(14,637)	(656)	20,635	(92,232)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,416)	(1,265)	(575)	(35)	—	(6,291)
Adjusted operating income	12,879	1,026	249	(524)	—	13,630
Equity in income (loss) of affiliates and other items	1,006	147	65	814	—	2,032
Tax on net operating income	(7,503)	(220)	(42)	329	—	(7,436)
Adjusted net operating income	6,382	953	272	619	—	8,226
Net cost of net debt						(264)
Minority interests						(178)
Adjusted net income						7,784

For the year ended December 31, 2009 (€ million)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	9,855	2,771	631	92		13,349
Total divestments	398	133	47	2,503		3,081
Cash flow from operating activities	10,200	1,164	1,082	(86)		12,360
Balance sheet as of December 31, 2009
Property, plant and equipment, intangible assets, net	43,997	9,588	5,248	271		59,104
Investments in equity affiliates	4,260	2,110	652	4,235		11,257
Loans to equity affiliates and other non-current assets	3,844	1,369	850	547		6,610
Working capital	660	7,624	2,151	58		10,493
Provisions and other non-current liabilities	(15,364)	(2,190)	(1,721)	(1,094)		(20,369)
Capital Employed (balance sheet)	37,397	18,501	7,180	4,017		67,095
Less inventory valuation effect	—	(3,202)	(282)	840		(2,644)
Capital Employed (Business segment information)	37,397	15,299	6,898	4,857		64,451
ROACE as a percentage	18%	7%	4%			13%

For the year ended December 31, 2008 (€ million)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	24,256	135,524	20,150	46	—	179,976
Intersegment sales	25,132	5,574	1,252	120	(32,078)	—
Excise taxes	—	(19,645)	—	—	—	(19,645)
Revenues from sales	49,388	121,453	21,402	166	(32,078)	160,331
Operating expenses	(21,915)	(119,425)	(20,942)	(685)	32,078	(130,889)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,005)	(1,202)	(518)	(30)	—	(5,755)
Operating income	23,468	826	(58)	(549)	—	23,687
Equity in income (loss) of affiliates and other items	1,541	(158)	(34)	590	—	1,939
Tax on net operating income	(14,563)	(143)	76	315	—	(14,315)
Net operating income	10,446	525	(16)	356	—	11,311
Net cost of net debt						(358)
Minority interests						(363)
Net income						10,590

For the year ended December 31, 2008 (adjustments(a)) (€ million)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	(2,776)	(925)	—		(3,701)
Depreciation, depletion and amortization of tangible assets and mineral interest	(171)	—	(6)	—		(177)
Operating income(b)	(171)	(2,776)	(931)	—		(3,878)
Equity in income (loss) of affiliates and other items(c)	(164)	(195)	(82)	(345)		(786)
Tax on net operating income	57	927	329	(2)		1,311
Net operating income(b)	(278)	(2,044)	(684)	(347)		(3,353)
Net cost of net debt						—
Minority interests						23
Net income						(3,330)

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect	Upstream	Downstream	Chemicals	Corporate
on operating income	—	(2,776)	(727)	—
on net operating income	—	(1,971)	(504)	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(393)

For the year ended December 31, 2008 (adjusted) (€ million)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	24,256	135,524	20,150	46	—	179,976
Intersegment sales	25,132	5,574	1,252	120	(32,078)	—
Excise taxes	—	(19,645)	—	—	—	(19,645)
Revenues from sales	49,388	121,453	21,402	166	(32,078)	160,331
Operating expenses	(21,915)	(116,649)	(20,017)	(685)	32,078	(127,188)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,834)	(1,202)	(512)	(30)	—	(5,578)
Adjusted operating income	23,639	3,602	873	(549)	—	27,565
Equity in income (loss) of affiliates and other items	1,705	37	48	935	—	2,725
Tax on net operating income	(14,620)	(1,070)	(253)	317	—	(15,626)
Adjusted net operating income	10,724	2,569	668	703	—	14,664
Net cost of net debt						(358)
Minority interests						(386)
Adjusted net income						13,920

For the year ended December 31, 2008 (€ million)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	10,017	2,418	1,074	131		13,640
Total divestments	1,130	216	53	1,186		2,585
Cash flow from operating activities	13,765	3,111	920	873		18,669
Balance sheet as of December 31, 2008
Property, plant and equipment, intangible assets, net	37,090	8,823	5,323	247		51,483
Investments in equity affiliates	3,892	1,958	677	6,134		12,661
Loans to equity affiliates and other non-current assets	3,739	1,170	762	545		6,216
Working capital	570	5,317	2,348	(132)		8,103
Provisions and other non-current liabilities	(12,610)	(2,191)	(1,903)	(1,138)		(17,842)
Capital Employed (balance sheet)	32,681	15,077	7,207	5,656		60,621
Less inventory valuation effect	—	(1,454)	(46)	387		(1,113)
Capital Employed (Business segment information)	32,681	13,623	7,161	6,043		59,508
ROACE as a percentage	36%	20%	9%			26%

For the year ended December 31, 2007 (€ million)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	19,706	119,212	19,805	29	—	158,752
Intersegment sales	21,173	5,125	1,190	181	(27,669)	—
Excise taxes	—	(21,928)	—	—	—	(21,928)
Revenues from sales	40,879	102,409	20,995	210	(27,669)	136,824
Operating expenses	(17,697)	(96,367)	(19,076)	(627)	27,669	(106,098)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,679)	(1,218)	(495)	(33)	—	(5,425)
Operating income	19,503	4,824	1,424	(450)	—	25,301
Equity in income (loss) of affiliates and other items	1,330	284	(11)	745	—	2,348
Tax on net operating income	(11,996)	(1,482)	(426)	128	—	(13,776)
Net operating income	8,837	3,626	987	423	—	13,873
Net cost of net debt						(338)
Minority interests						(354)
Net income						13,181

For the year ended December 31, 2007 (adjustments(a)) (€ million)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	(11)	1,580	273	—		1,842
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(43)	(4)	—		(47)
Operating income(b)	(11)	1,537	269	—		1,795
Equity in income (loss) of affiliates and other items(c)	(4)	24	(54)	(225)		(259)
Tax on net operating income	3	(470)	(75)	(2)		(544)
Net operating income(b)	(12)	1,091	140	(227)		992
Net cost of net debt						—
Minority interests						(14)
Net income						978
(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.
(b) Of which inventory valuation effect	Upstream	Downstream	Chemicals	Corporate
on operating income	—	1,529	301	—
on net operating income	—	1,098	201	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(318)

For the year ended December 31, 2007 (adjusted) (€ million)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	19,706	119,212	19,805	29	—	158,752
Intersegment sales	21,173	5,125	1,190	181	(27,669)	—
Excise taxes	—	(21,928)	—	—	—	(21,928)
Revenues from sales	40,879	102,409	20,995	210	(27,669)	136,824
Operating expenses	(17,686)	(97,947)	(19,349)	(627)	27,669	(107,940)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,679)	(1,175)	(491)	(33)	—	(5,378)
Adjusted operating income	19,514	3,287	1,155	(450)	—	23,506
Equity in income (loss) of affiliates and other items	1,334	260	43	970	—	2,607
Tax on net operating income	(11,999)	(1,012)	(351)	130	—	(13,232)
Adjusted net operating income	8,849	2,535	847	650	—	12,881
Net cost of net debt						(338)
Minority interests						(340)
Adjusted net income						12,203

For the year ended December 31, 2007 (€ million)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	8,882	1,875	911	54		11,722
Total divestments	751	394	83	328		1,556
Cash flow from operating activities	12,692	4,148	1,096	(250)		17,686
Balance sheet as of December 31, 2007
Property, plant and equipment, intangible assets, net	32,535	8,308	5,061	213		46,117
Investments in equity affiliates	3,021	2,105	728	6,851		12,705
Loans to equity affiliates and other non-current assets	3,748	1,183	456	634		6,021
Working capital	(94)	6,811	2,774	506		9,997
Provisions and other non-current liabilities	(12,147)	(2,018)	(1,697)	(1,441)		(17,303)
Capital Employed (balance sheet)	27,063	16,389	7,322	6,763		57,537
Less inventory valuation effect	—	(4,198)	(424)	1,112		(3,510)
Capital Employed (Business segment information)	27,063	12,191	6,898	7,875		54,027
ROACE as a percentage	34%	21%	12%			24%

B) RECONCILIATION BETWEEN BUSINESS SEGMENT INFORMATION AND THE CONSOLIDATED STATEMENT OF INCOME

The table below presents the impact of adjustment items on the Consolidated Statement of Income:

For the year ended December 31, 2009 (€ million)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	131,327	—	131,327
Excise taxes	(19,174)	—	(19,174)
Revenues from sales	112,153	—	112,153
Purchases, net of inventory variation	(73,263)	2,205	(71,058)
Other operating expenses	(18,271)	(320)	(18,591)
Exploration costs	(698)	—	(698)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,291)	(391)	(6,682)
Other income	131	183	314
Other expense	(315)	(285)	(600)
Financial interest on debt	(530)	—	(530)
Financial income from marketable securities & cash equivalents	132	—	132
Cost of net debt	(398)	—	(398)
Other financial income	643	—	643
Other financial expense	(345)	—	(345)
Equity in income (loss) of affiliates	1,918	(276)	1,642
Income taxes	(7,302)	(449)	(7,751)
Consolidated net income	7,962	667	8,629
Group share	7,784	663	8,447
Minority interests	178	4	182

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis.

For the year ended December 31, 2008 (€ million)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	179,976	—	179,976
Excise taxes	(19,645)	—	(19,645)
Revenues from sales	160,331	—	160,331
Purchases, net of inventory variation	(107,521)	(3,503)	(111,024)
Other operating expenses	(18,903)	(198)	(19,101)
Exploration costs	(764)	—	(764)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,578)	(177)	(5,755)
Other income	153	216	369
Other expense	(147)	(407)	(554)
Financial interest on debt	(1,000)	—	(1,000)
Financial income from marketable securities & cash equivalents	473	—	473
Cost of net debt	(527)	—	(527)
Other financial income	728	—	728
Other financial expense	(325)	—	(325)
Equity in income (loss) of affiliates	2,316	(595)	1,721
Income taxes	(15,457)	1,311	(14,146)
Consolidated net income	14,306	(3,353)	10,953
Group share	13,920	(3,330)	10,590
Minority interests	386	(23)	363

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

For the year ended December 31, 2007 (€ million)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	158,752	—	158,752
Excise taxes	(21,928)	—	(21,928)
Revenues from sales	136,824	—	136,824
Purchases, net of inventory variation	(89,688)	1,881	(87,807)
Other operating expenses	(17,375)	(39)	(17,414)
Exploration costs	(877)	—	(877)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,378)	(47)	(5,425)
Other income	384	290	674
Other expense	(225)	(245)	(470)
Financial interest on debt	(1,783)	—	(1,783)
Financial income from marketable securities & cash equivalents	1,244	—	1,244
Cost of net debt	(539)	—	(539)
Other financial income	643	—	643
Other financial expense	(274)	—	(274)
Equity in income (loss) of affiliates	2,079	(304)	1,775
Income taxes	(13,031)	(544)	(13,575)
Consolidated net income	12,543	992	13,535
Group share	12,203	978	13,181
Minority interests	340	14	354

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

C) ADJUSTMENT ITEMS BY BUSINESS SEGMENT

The adjustment items for income as per Note 2 to the Consolidated Financial Statements are detailed as follows:

Adjustments to operating income

For the year ended December 31, 2009 (€ million)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,816	389	—	2,205
Restructuring charges	—	—	—	—	—
Asset impairment charges	(4)	(347)	(40)	—	(391)
Other items	(17)	(258)	(45)	—	(320)
Total	(21)	1,211	304	—	1,494

Adjustments to net income, Group share

For the year ended December 31, 2009 (€ million)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,279	254	—	1,533
TOTAL’s equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(300)	(300)
Restructuring charges	—	(27)	(102)	—	(129)
Asset impairment charges	(52)	(253)	(28)	—	(333)
Gains (losses) on disposals of assets	—	—	—	179	179
Other items	(112)	(182)	7	—	(287)
Total	(164)	817	131	(121)	663

Adjustments to operating income

For the year ended December 31, 2008 (€ million)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	(2,776)	(727)	—	(3,503)
Restructuring charges	—	—	—	—	—
Asset impairment charges	(171)	—	(6)	—	(177)
Other items	—	—	(198)	—	(198)
Total	(171)	(2,776)	(931)	—	(3,878)

Adjustments to net income, Group share

For the year ended December 31, 2008 (€ million)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	(1,949)	(503)	—	(2,452)
TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(393)	(393)
Restructuring charges	—	(47)	(22)	—	(69)
Asset impairment charges	(172)	(26)	(7)	—	(205)
Gains (losses) on disposals of assets	130	—	—	84	214
Other items	(236)	—	(151)	(38)	(425)
Total	(278)	(2,022)	(683)	(347)	(3,330)

Adjustments to operating income

For the year ended December 31, 2007 (€ million)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,529	301	—	1,830
Restructuring charges	—	—	—	—	—
Asset impairment charges	—	(43)	(4)	—	(47)
Other items	(11)	51	(28)	—	12
Total	(11)	1,537	269	—	1,795

Adjustments to net income, Group share

For the year ended December 31, 2007 (€ million)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,084	201	—	1,285
TOTAL’s equity share of special items recorded by Sanofi-Aventis	—	—	—	75	75
TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(318)	(318)
Restructuring charges	—	(20)	(15)	—	(35)
Asset impairment charges	(93)	(61)	(8)	—	(162)
Gains (losses) on disposals of assets	89	101	—	116	306
Other items	(8)	(27)	(38)	(100)	(173)
Total	(12)	1,077	140	(227)	978

D) ADDITIONAL INFORMATION ON IMPAIRMENTS

In the Upstream, Downstream and Chemicals segments, impairments of assets have been recognized for the year ended December 31, 2009, with an impact of €413 million in operating income and €382 million in net income, Group share. These impairments have been disclosed as adjustments to operating income for €391 million and as adjustments to net income, Group share for €333 million. These items are identified in paragraph 4C above as adjustment items with the heading “Asset impairment charges”.

The impairment losses impact certain Cash Generating Units (CGU) for which there were indications of impairment, due mainly to changes in the operating conditions or the economic environment of their specific businesses.

The principles applied are the following:

•	the recoverable amount of CGUs has been based on their value in use, as defined in Note 1 paragraph L to the Consolidated Financial Statements “Impairment of long-lived assets”;
•

future cash flows have been determined with the assumptions in the long-term plan of the Group. These assumptions (including future prices of products, supply and demand for products, future production volumes) represent the best estimate by management of the Group of all economic conditions during the remaining life of assets;

•

future cash flows are based on the long-term plan and are prepared over a period consistent with the life of the assets within the CGU. They include specific risks attached to CGU assets and are discounted using a 8% after tax discount rate. This rate is a weighted-average capital cost estimated from historical market data.

These assumptions have been applied consistently for the years ending in 2007, 2008 and 2009.

The CGUs of the Upstream segment affected by these impairments are oil fields and associates accounted for by the equity method.

The CGUs of the Dowstream segment are affiliates or groups of affiliates (or industrial assets) organized mostly by country for the refining activities and by relevant geographical area for the marketing activities. The year 2009 was marked by the deterioration of the economic environment, and especially by the decline in refining margins that have resulted in changes in the operating conditions of assets in some business units of the Downstream segment. These factors have triggered the recognition of impairments of assets impacting the operating income for €347 millions and the net income for € 253 million. Given the deteriorated economic environment, sensitivity analysis using a lower refining margin have been performed by the Group and have not led to additional impairment.

The CGUs of the Chemicals segment are worldwide business units, including activities or products with common strategic, commercial and industrial characteristics.

For the year ended December 31, 2008, impairments of assets have been recognized in the Upstream, Downstream and Chemicals segments with an impact of €216 million in operating income and €244 million in net income, Group share. These impairments have been disclosed as adjustments to operating income for €177 million and adjustments to net income, Group share for €205 million.

For the year ended December 31, 2007, impairments of assets have been recognized in the Upstream, Downstream and Chemicals segments with an impact of €47 million in operating income and € 162 million in net income, Group share.

For the year ended December 31, 2009, no reversal of impairment has been recognized. For the year ended December 31, 2008, reversals of impairment losses have been recognized in the Upstream segment with an impact of €41 million in operating income and €29 million in net income, Group share. No reversal of impairment losses has been recognized in 2007.

5) INFORMATION BY GEOGRAPHICAL AREA

(€ million)	France	Rest of Europe	North America	Africa	Rest of the world	Total
For the year ended December 31, 2009
Non-Group sales	32,437	60,140	9,515	9,808	19,427	131,327
Property, plant and equipment, intangible assets, net	6,973	15,218	8,112	17,312	11,489	59,104
Capital expenditures	1,189	2,502	1,739	4,651	3,268	13,349
For the year ended December 31, 2008
Non-Group sales	43,616	82,761	14,002	12,482	27,115	179,976
Property, plant and equipment, intangible assets, net	7,260	13,485	5,182	15,460	10,096	51,483
Capital expenditures	1,997	2,962	1,255	4,500	2,926	13,640
For the year ended December 31, 2007
Non-Group sales	37,949	73,757	12,404	10,401	24,241	158,752
Property, plant and equipment, intangible assets, net	6,437	14,554	4,444	11,872	8,810	46,117
Capital expenditures	1,627	2,538	740	3,745	3,072	11,722

6) OPERATING EXPENSES

For the year ended December 31, (€ million)	2009	2008	2007
Purchases, net of inventory variation(a)	(71,058)	(111,024)	(87,807)
Exploration costs	(698)	(764)	(877)
Other operating expenses(b)	(18,591)	(19,101)	(17,414)
of which non-current operating liabilities (allowances) reversals	515	459	781
of which current operating liabilities (allowances) reversals	(43)	(29)	(42)
Operating expenses	(90,347)	(130,889)	(106,098)

(a)	Includes royalties paid on oil and gas production in the Upstream segment (see in particular the taxes paid to Middle East oil producing countries for the Group’s concessions as detailed in Note 33 to the Consolidated Financial Statements “Other information”).
(b)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 26 to the Consolidated Financial Statements “Payroll and staff”).

7) OTHER INCOME AND OTHER EXPENSE

For the year ended December 31, (€ million)	2009	2008	2007
Gains (losses) on disposal of assets	200	257	639
Foreign exchange gains	—	112	35
Other	114	—	—
Other income	314	369	674
Foreign exchange losses	(32)	—	—
Amortization of other intangible assets (excl. mineral interests)	(142)	(162)	(178)
Other	(426)	(392)	(292)
Other expense	(600)	(554)	(470)

Other income

In 2009, gains and losses on disposal of assets are mainly related to the disposal of shares of Sanofi-Aventis.

In 2008, gains and losses on disposal of assets were mainly related to sales of non-current assets in the Upstream segment, as well as the disposal of shares of Sanofi-Aventis.

In 2007, gains and losses on disposal of assets were mainly related to sales of non-current assets in the Upstream and Downstream segments, as well as the disposal of shares of Sanofi-Aventis.

Other expense

In 2009, the heading “Other” is mainly comprised of €190 million of restructuring charges in the Downstream and Chemicals segments.

In 2008, the heading “Other” was mainly comprised of:

•	€107 million of restructuring charges in the Upstream, Downstream and Chemicals segments; and
•	€48 million of changes in provisions related to various antitrust investigations as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.

In 2007, the heading “Other” was mainly comprised of:

•	€51 million of restructuring charges in the Downstream and Chemicals segments; and
•	€100 million of changes in provisions related to various antitrust investigations as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.

8) OTHER FINANCIAL INCOME AND EXPENSE

As of December 31, (€ million)	2009	2008	2007
Dividend income on non-consolidated subsidiaries	210	238	218
Capitalized financial expenses	117	271	322
Other	316	219	103
Other financial income	643	728	643

Accretion of asset retirement obligations	(283)	(229)	(189)
Other	(62)	(96)	(85)
Other financial expense	(345)	(325)	(274)

9) INCOME TAXES

Since 1966, the Group has been taxed in accordance with the consolidated income tax treatment approved on a renewable basis by the French Ministry of Economy, Industry and Employment. The approval for the consolidated income tax treatment covers the period 2008-2010.

No deferred tax is recognized for the temporary differences between the carrying amounts and tax bases of investments in foreign subsidiaries which are considered to be permanent investments.

Undistributed earnings from foreign subsidiaries considered to be reinvested indefinitely amounted to €22,292 million as of December 31, 2009. The determination of the tax effect relating to such reinvested income is not practicable.

In addition, no deferred tax is recognized on unremitted earnings (approximately €17,968 million) of the Group’s French subsidiaries since the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.

Income taxes are detailed as follows:

For the year ended December 31, (€ million)	2009	2008	2007
Current income taxes	(7,213)	(14,117)	(12,141)
Deferred income taxes	(538)	(29)	(1,434)
Total income taxes	(7,751)	(14,146)	(13,575)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances as of December 31, 2009, 2008 and 2007 are as follows:

As of December 31, (€ million)	2009	2008	2007
Net operating losses and tax carry forwards	1,114	1,031	560
Employee benefits	517	519	760
Other temporary non-deductible provisions	2,184	2,075	2,341
Gross deferred tax assets	3,815	3,625	3,661
Valuation allowance	(484)	(475)	(449)
Net deferred tax assets	3,331	3,150	3,212
Excess tax over book depreciation	(9,791)	(8,836)	(9,254)
Other temporary tax deductions	(1,179)	(1,171)	(1,209)
Gross deferred tax liability	(10,970)	(10,007)	(10,463)
Net deferred tax liability	(7,639)	(6,857)	(7,251)

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31, (€ million)		2009	2008	2007
Deferred tax assets, non-current	(note 14)	1,164	1,010	797
Deferred tax assets, current	(note 16)	214	206	112
Deferred tax liabilities, non-current		(8,948)	(7,973)	(7,933)
Deferred tax liabilities, current		(69)	(100)	(227)
Net amount		(7,639)	(6,857)	(7,251)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31, (€ million)	2009	2008	2007
Opening balance	(6,857)	(7,251)	(6,369)
Deferred tax on income	(538)	(29)	(1,434)
Deferred tax on shareholders’ equity(a)	(38)	30	(6)
Changes in scope of consolidation	(1)	(1)	158
Currency translation adjustment	(205)	394	400
Closing balance	(7,639)	(6,857)	(7,251)

(a)	This amount includes mainly current income taxes and deferred taxes for changes in fair value of listed securities classified as financial assets available for sale as well as deferred taxes related to the cash flow hedge (see Note 17 to the Consolidated Financial Statements).

Reconciliation between provision for income taxes and pre-tax income:

For the year ended December 31, (€ million)	2009	2008	2007
Consolidated net income	8,629	10,953	13,535
Provision for income taxes	7,751	14,146	13,575
Pre-tax income	16,380	25,099	27,110
French statutory tax rate	34.43%	34.43%	34.43%
Theoretical tax charge	(5,640)	(8,642)	(9,334)
Difference between French and foreign income tax rates	(3,214)	(6,326)	(5,118)
Tax effect of equity in income (loss) of affiliates	565	593	611
Permanent differences	597	315	122
Adjustments on prior years income taxes	(47)	12	75
Adjustments on deferred tax related to changes in tax rates	(1)	(31)	(16)
Changes in valuation allowance of deferred tax assets	(6)	(63)	80
Other	(5)	(4)	5
Net provision for income taxes	(7,751)	(14,146)	(13,575)

The French statutory tax rate includes the standard corporate tax rate (33.33%) and additional applicable taxes that bring the overall tax rate to 34.43% in 2009 (identical to 2008 and 2007).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities and within the consolidated income tax treatment.

Net operating losses and tax credit carryforwards

Deferred tax assets related to net operating losses and tax carryforwards were available in various tax jurisdictions, expiring in the following years:

As of December 31, (€ million)	2009		2008		2007
	Basis	Tax	Basis	Tax	Basis	Tax
2008	—	—	—	—	290	141
2009	—	—	233	115	222	109
2010	258	126	167	79	129	59
2011	170	83	93	42	33	13
2012(a)	121	52	61	19	68	22
2013(b)	133	43	1,765	587
2014 and after	1,804	599	—	—	—	—
Unlimited	661	211	560	189	641	216
Total	3,147	1,114	2,879	1,031	1,383	560

(a)	Net operating losses and tax credit carryforwards in 2012 and after for 2007
(b)	Net operating losses and tax credit carryforwards in 2013 and after for 2008

10) INTANGIBLE ASSETS

As of December 31, 2009 (€ million)	Cost	Amortization and impairment	Net
Goodwill	1,776	(614)	1,162
Proved and unproved mineral interests	8,204	(2,421)	5,783
Other intangible assets	2,712	(2,143)	569
Total intangible assets	12,692	(5,178)	7,514

As of December 31, 2008 (€ million)	Cost	Amortization and impairment	Net
Goodwill	1,690	(616)	1,074
Proved and unproved mineral interests	6,010	(2,268)	3,742
Other intangible assets	2,519	(1,994)	525
Total intangible assets	10,219	(4,878)	5,341

As of December 31, 2007 (€ million)	Cost	Amortization and impairment	Net
Goodwill	1,684	(617)	1,067
Proved and unproved mineral interests	5,327	(2,310)	3,017
Other intangible assets	2,452	(1,886)	566
Total intangible assets	9,463	(4,813)	4,650

Changes in net intangible assets are analyzed in the following table:

(€ million)	Net amount as of January 1,	Acquisitions	Disposals	Amortization and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2009	5,341	629	(64)	(345)	2	1,951	7,514
2008	4,650	404	(3)	(259)	(93)	642	5,341
2007	4,705	472	(160)	(274)	(208)	115	4,650

In 2009, the heading “Other” mainly includes Chesapeake’s Barnett shale mineral interests for €1,449 million (see Note 3 to the Consolidated Financial Statements).

In 2008, the heading “Other” mainly included the impact of “proved and unproved mineral interests” from Synenco Energy Inc. for €221 million and from Goal Petroleum B.V. for €292 million.

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2009 is as follows:

(€ million)	Net goodwill as of January 1, 2009	Increases	Impairments	Other	Net goodwill as of December 31, 2009
Upstream	78	—	—	—	78
Downstream	130	70	—	2	202
Chemicals	841	11	—	5	857
Corporate	25	—	—	—	25
Total	1,074	81	—	7	1,162

11) PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2009 (€ million)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	71,082	(44,718)	26,364
Unproved properties	182	(1)	181
Work in progress	10,351	(51)	10,300
Subtotal	81,615	(44,770)	36,845
Other property, plant and equipment
Land	1,458	(435)	1,023
Machinery, plant and equipment (including transportation equipment)	22,927	(15,900)	7,027
Buildings	6,142	(3,707)	2,435
Work in progress	2,774	(155)	2,619
Other	6,506	(4,865)	1,641
Subtotal	39,807	(25,062)	14,745
Total property, plant and equipment	121,422	(69,832)	51,590

As of December 31, 2008 (€ million)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	61,727	(39,315)	22,412
Unproved properties	106	(1)	105
Work in progress	9,586	—	9,586
Subtotal	71,419	(39,316)	32,103
Other property, plant and equipment
Land	1,446	(429)	1,017
Machinery, plant and equipment (including transportation equipment)	21,734	(14,857)	6,877
Buildings	5,739	(3,441)	2,298
Work in progress	2,226	(10)	2,216
Other	6,258	(4,627)	1,631
Subtotal	37,403	(23,364)	14,039
Total property, plant and equipment	108,822	(62,680)	46,142

As of December 31, 2007 (€ million)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	60,124	(38,735)	21,389
Unproved properties	48	(1)	47
Work in progress	7,010	—	7,010
Subtotal	67,182	(38,736)	28,446
Other property, plant and equipment
Land	1,460	(417)	1,043
Machinery, plant and equipment (including transportation equipment)	20,575	(14,117)	6,458
Buildings	5,505	(3,430)	2,075
Work in progress	1,832	(4)	1,828
Other	6,291	(4,674)	1,617
Subtotal	35,663	(22,642)	13,021
Total property, plant and equipment	102,845	(61,378)	41,467

Changes in net property, plant and equipment are analyzed in the following table:

(€ million)	Net amount as of January 1,	Acquisitions	Disposals	Depreciation and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2009	46,142	11,212	(65)	(6,765)	397	669	51,590
2008	41,467	11,442	(102)	(5,941)	(1,151)	427	46,142
2007	40,576	10,241	(729)	(5,674)	(2,347)	(600)	41,467

In 2009, the heading “Other” mainly includes changes in net property, plant and equipment related to asset retirement obligations and Chesapeake’s Barnett shale tangible assets for € 113 million (see Note 3 to the Consolidated Financial Statements).

In 2008, the heading “Other” mainly included changes in net property, plant and equipment related to asset retirement obligations.

In 2007, the heading “Disposals” mainly included the impact of conversion of the Sincor project and the disposal of the Group’s interest in the Milford Haven refinery. The heading “Other” mainly included the impact of conversion of the Sincor project and changes in net property, plant and equipment related to asset retirement obligations.

Property, plant and equipment presented above include the following amounts for facilities and equipment under finance leases that have been capitalized:

As of December 31, 2009 (€ million)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	548	(343)	205
Buildings	60	(30)	30
Other	—	—	—
Total	608	(373)	235

As of December 31, 2008 (€ million)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	558	(316)	242
Buildings	35	(28)	7
Other	—	—	—
Total	593	(344)	249

As of December 31, 2007 (€ million)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	503	(265)	238
Buildings	35	(29)	6
Other	—	—	—
Total	538	(294)	244

12) EQUITY AFFILIATES: INVESTMENTS AND LOANS

Equity value (€ million)	As of December 31,
	2009	2008	2007	2009	2008	2007
		% owned		equity value
NLNG	15.00%	15.00%	15.00%	1,136	1,135	1,062
PetroCedeño — EM(a)	30.32%	30.32%	30.32%	874	760	534
CEPSA (Upstream share)	48.83%	48.83%	48.83%	385	403	246
Angola LNG Ltd.(a)	13.60%	13.60%	13.60%	490	326	155
Qatargas	10.00%	10.00%	10.00%	83	251	172
Société du Terminal Méthanier de Fos Cavaou	28.79%	30.30%	30.30%	124	114	92
SCP Limited	10.00%	10.00%	10.00%	89	96	91
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	118	85	37
Qatar Liquefied Gas Company Limited II (Train B)	16.70%	16.70%	16.70%	143	82	86
Moattama Gas Transportation Cy	31.24%	31.24%	31.24%	51	65	53
Ocensa	15.20%	15.20%	15.20%	85	60	57
Gasoducto Gasandes Argentina	56.50%	56.50%	56.50%	46	58	74
Gaz transport & Technigaz(a)	30.00%	30.00%	30.00%	26	53	46
Laffan Refinery	10.00%	10.00%	10.00%	60	53	39
Shtokman Development AG(b)	25.00%	25.00%	—	162	35	—
Other	—	—	—	388	315	277
Total Upstream				4,260	3,891	3,021
CEPSA (Downstream share)	48.83%	48.83%	48.83%	1,927	1,810	1,932
Saudi Aramco Total Refining & Petrochemicals(b)	37.50%	37.50%	—	60	75	—
Wepec	22.41%	22.41%	22.41%	—	—	70
Other		—	—	123	73	103
Total Downstream				2,110	1,958	2,105
CEPSA (Chemicals share)	48.83%	48.83%	48.83%	396	424	524
Qatar Petrochemical Company Ltd	20.00%	20.00%	20.00%	205	192	150
Other	—	—	—	51	61	54
Total Chemicals				652	677	728
Sanofi-Aventis	7.39%	11.38%	13.06%	4,235	6,137	6,851
Other	—	—	—	—	—	—
Total Corporate				4,235	6,137	6,851
Total investments				11,257	12,663	12,705
Loans				2,367	2,005	2,575
Total investments and loans				13,624	14,668	15,280

(a)	Investment accounted for by the equity method as from 2007.
(b)	Investment accounted for by the equity method as from 2008.

Equity in income (loss) (€ million)	As of December 31,
	2009	2008	2007	2009	2008	2007
		% owned		equity in income (loss)
NLNG	15.00%	15.00%	15.00%	227	554	477
PetroCedeño — EM(a)	30.32%	30.32%	30.32%	166	193	—
CEPSA (Upstream share)	48.83%	48.83%	48.83%	23	50	88
Angola LNG Ltd.(a)	13.60%	13.60%	13.60%	9	10	7
Qatargas	10.00%	10.00%	10.00%	114	126	74
Société du Terminal Méthanier de Fos Cavaou	28.79%	30.30%	30.30%	—	(5)	(2)
SCP Limited	10.00%	10.00%	10.00%	6	4	1
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	94	83	5
Qatar Liquefied Gas Company Limited II (Train B)	16.70%	16.70%	16.70%	8	(11)	(5)
Moattama Gas Transportation Cy	31.24%	31.24%	31.24%	75	81	67
Ocensa	15.20%	15.20%	15.20%	36	—	—
Gasoducto Gasandes Argentina	56.50%	56.50%	56.50%	(6)	(10)	(22)
Gaz transport & Technigaz(a)	30.00%	30.00%	30.00%	20	51	45
Laffan Refinery	10.00%	10.00%	10.00%	(4)	2	—
Shtokman Development AG(b)	25.00%	25.00%	—	4	—	—
Other	—	—	—	87	50	6
Total Upstream				859	1,178	741
CEPSA (Downstream share)	48.83%	48.83%	48.83%	149	76	253
Saudi Aramco Total Refining & Petrochemicals(b)	37.50%	37.50%	—	(12)	—	—
Wepec	22.41%	22.41%	22.41%	—	(110)	14
Other		—	—	81	(13)	(1)
Total Downstream				218	(47)	266
CEPSA (Chemicals share)	48.83%	48.83%	48.83%	10	10	24
Qatar Petrochemical Company Ltd	20.00%	20.00%	20.00%	74	66	55
Other		—	—	(5)	(1)	1
Total Chemicals				79	75	80
Sanofi-Aventis	7.39%	11.38%	13.06%	486	515	688
Other		—	—		—	—
Total Corporate				486	515	688
Total investments				1,642	1,721	1,775

(a)	Investment accounted for by the equity method as from 2007.
(b)	Investment accounted for by the equity method as from 2008.

The market value of the Group’s share in CEPSA amounted to €2,845 million as of December 31, 2009 for an equity value of € 2,708 million.

The market value of the Group’s share in Sanofi-Aventis amounted to €5,324 million as of December 31, 2009.

In Group share, the main financial items of the equity affiliates are as follows :

As of December 31, (€ million)	2009	2008
Assets	22,681	23,173
Shareholders’ equity	11,257	12,663
Liabilities	11,424	10,510

For the year ended December 31, (€ million)	2009	2008
Revenues from sales	14,434	19,982
Pre-tax income	2,168	2,412
Income tax	(526)	(691)
Net income	1,642	1,721

13) OTHER INVESTMENTS

As of December 31, 2009 (€ million)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(a)	69	58	127
Arkema	15	47	62
Chicago Mercantile Exchange Group(b)	1	9	10
Olympia Energy Fund — energy investment fund(c)	35	(2)	33
Other publicly traded equity securities	—	—	—
Total publicly traded equity securities(d)	120	112	232
BBPP	72	—	72
BTC Limited	144	—	144
Other equity securities	714	—	714
Total other equity securities(d)	930	—	930
Other investments	1,050	112	1,162

As of December 31, 2008 (€ million)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(a)	69	59	128
Arkema	16	15	31
Chicago Mercantile Exchange Group(b)	1	5	6
Olympia Energy Fund — energy investment fund(c)	36	(5)	31
Other publicly traded equity securities	—	—	—
Total publicly traded equity securities(d)	122	74	196
BBPP	75	—	75
BTC Limited	161	—	161
Other equity securities	733	—	733
Total other equity securities(d)	969	—	969
Other investments	1,091	74	1,165

As of December 31, 2007 (€ million)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(a)	69	216	285
Arkema	16	97	113
Nymex Holdings Inc	1	15	16
Other publicly traded equity securities	—	—	—
Total publicly traded equity securities(d)	86	328	414
BBPP	71	—	71
BTC Limited	161	—	161
Other equity securities	645	—	645
Total other equity securities(d)	877	—	877
Other investments	963	328	1,291

(a)	Unrealized gain based on the investment certificate.
(b)	The Nymex Holdings Inc. securities have been traded during the acquisition process running from June 11 to August 22, 2008 through which Chicago Mercantile Exchange Group acquired all the Nymex Holdings Inc. securities.
(c)	Securities acquired in 2008.
(d)	Including cumulative impairments of €599 million in 2009, €608 million in 2008 and € 632 million in 2007.

These investments are classified as “Financial assets available for sale” (see Note 1 paragraph M(ii) to the Consolidated Financial Statements).

14) OTHER NON-CURRENT ASSETS

As of December 31, 2009 (€ million)	Gross value	Valuation allowance	Net value
Deferred income tax assets	1,164	—	1,164
Loans and advances(a)	1,871	(587)	1,284
Other	633	—	633
Total	3,668	(587)	3,081

As of December 31, 2008 (€ million)	Gross value	Valuation allowance	Net value
Deferred income tax assets	1,010	—	1,010
Loans and advances(a)	1,932	(529)	1,403
Other	631	—	631
Total	3,573	(529)	3,044

As of December 31, 2007 (€ million)	Gross value	Valuation allowance	Net value
Deferred income tax assets	797	—	797
Loans and advances(a)	1,378	(527)	851
Other	507	—	507
Total	2,682	(527)	2,155

(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

For the year ended December 31, (€ million)	Valuation allowance as of January 1,	Increases	Decreases	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2009	(529)	(19)	29	(68)	(587)
2008	(527)	(33)	52	(21)	(529)
2007	(488)	(13)	6	(32)	(527)

15) INVENTORIES

As of December 31, 2009 (€ million)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,581	—	4,581
Refined products	6,647	(18)	6,629
Chemicals products	1,234	(113)	1,121
Other inventories	1,822	(286)	1,536
Total	14,284	(417)	13,867

As of December 31, 2008 (€ million)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	2,772	(326)	2,446
Refined products	4,954	(416)	4,538
Chemicals products	1,419	(105)	1,314
Other inventories	1,591	(268)	1,323
Total	10,736	(1,115)	9,621

As of December 31, 2007 (€ million)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,746	—	4,746
Refined products	6,874	(11)	6,863
Chemicals products	1,188	(91)	1,097
Other inventories	1,368	(223)	1,145
Total	14,176	(325)	13,851

Changes in the valuation allowance on inventories are as follows:

For the year ended December 31, (€ million)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2009	(1,115)	700	(2)	(417)
2008	(325)	(740)	(50)	(1,115)
2007	(440)	124	(9)	(325)

16) ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

As of December 31, 2009 (€ million)	Gross value	Valuation allowance	Net value
Accounts receivable	16,187	(468)	15,719
Recoverable taxes	2,156	—	2,156
Other operating receivables	5,214	(69)	5,145
Deferred income tax	214	—	214
Prepaid expenses	638	—	638
Other current assets	45	—	45
Other current assets	8,267	(69)	8,198

As of December 31, 2008 (€ million)	Gross value	Valuation allowance	Net value
Accounts receivable	15,747	(460)	15,287
Recoverable taxes	2,510	—	2,510
Other operating receivables	6,227	(19)	6,208
Deferred income tax	206	—	206
Prepaid expenses	650	—	650
Other current assets	68	—	68
Other current assets	9,661	(19)	9,642

As of December 31, 2007 (€ million)	Gross value	Valuation allowance	Net value
Accounts receivable	19,611	(482)	19,129
Recoverable taxes	2,735	—	2,735
Other operating receivables	4,457	(27)	4,430
Deferred income tax	112	—	112
Prepaid expenses	687	—	687
Other current assets	42	—	42
Other current assets	8,033	(27)	8,006

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

(€ million)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustments and other variations	Valuation allowance as of December 31,
Accounts receivable
2009	(460)	(17)	9	(468)
2008	(482)	9	13	(460)
2007	(489)	(25)	32	(482)

Other current assets
2009	(19)	(14)	(36)	(69)
2008	(27)	7	1	(19)
2007	(39)	(4)	16	(27)

As of December 31, 2009, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” is €3,610 million, of which €2,116 million has expired for less than 90 days, €486 million has expired between 90 days and 6 months, €246 million has expired between 6 and 12 months and €762 million has expired for more than 12 months.

As of December 31, 2008, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was €3,744 million, of which €2,420 million had expired for less than 90 days, €729 million had expired between 90 days and 6 months, €54 million had expired between 6 and 12 months and €541 million had expired for more than 12 months.

17) SHAREHOLDERS’ EQUITY

Number of Total Shares

The Company’s common shares, par value €2.50, as of December 31, 2009 are the only category of shares. Shares may be held in either bearer or registered form.

Double voting rights are granted to holders of shares that are fully-paid and held in the name of the same shareholder for at least two years, with due consideration for the total portion of the share capital represented. Double voting rights are also assigned to restricted shares in the event of an increase in share capital by incorporation of reserves, profits or premiums based on shares already held that are entitled to double voting rights.

Pursuant to the Company’s bylaws (Statuts), no shareholder may cast a vote at a shareholders’ meeting, either by himself or through an agent, representing more than 10% of the total voting rights for the Company’s shares. This limit applies to the aggregated amount of voting rights held directly, indirectly or through voting proxies. However, in the case of double voting rights, this limit may be extended to 20%.

These restrictions no longer apply if any individual or entity, acting alone or in concert, acquires at least two-thirds of the total share capital of the Company, directly or indirectly, following a public tender offer for all of the Company’s shares.

The authorized share capital amounts to 3,381,921,458 shares as of December 31, 2009 compared to 3,413,204,025 as of December 31, 2008 and 4,042,585,605 as of December 31, 2007.

As of January 1, 2007		2,425,767,953
Shares issued in connection with:	Exercise of TOTAL share subscription options	2,453,832
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	315,312
Cancellation of shares(a)		(33,005,000)
As of January 1, 2008		2,395,532,097
Shares issued in connection with:	Capital increase reserved for employees	4,870,386
	Exercise of TOTAL share subscription options	1,178,167
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	227,424
Cancellation of shares(b)		(30,000,000)
As of January 1, 2009		2,371,808,074
Shares issued in connection with:	Exercise of TOTAL share subscription options	934,780
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	480,030
Cancellation of shares(c)		(24,800,000)
As of December 31, 2009(d)		2,348,422,884

(a)	Decided by the Board of Directors on January 10, 2007.
(b)	Decided by the Board of Directors on July 31, 2008.
(c)	Decided by the Board of Directors on July 30, 2009.
(d)	Including 115,407,190 treasury shares deducted from consolidated shareholders’ equity.

The variation of both weighted-average number of shares and weighted-average number of diluted shares respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2009	2008	2007
Number of shares as of January 1,	2,371,808,074	2,395,532,097	2,425,767,953
Number of shares issued during the year (pro rated)
Exercise of TOTAL share subscription options	221,393	742,588	1,020,190
Exercise of TOTAL share purchase options	93,827	2,426,827	4,141,186
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	393,623	86,162	163,074
TOTAL restricted shares	1,164,389	1,112,393	1,114,796
Capital increase reserved for employees	—	3,246,924	—
TOTAL shares held by TOTAL S.A. or by its subsidiaries and deducted from shareholders’ equity	(143,082,095)	(168,290,440)	(176,912,968)
Weighted-average number of shares	2,230,599,211	2,234,856,551	2,255,294,231
Dilutive effect
TOTAL share subscription and purchase options	1,711,961	6,784,200	13,698,928
TOTAL restricted shares	4,920,599	4,172,944	4,387,761
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	60,428	460,935	655,955
Capital increase reserved for employees	—	383,912	348,109
Weighted-average number of diluted shares	2,237,292,199	2,246,658,542	2,274,384,984

Capital increase reserved for Group employees

At the shareholders’ meeting held on May 11, 2007, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company in one or more transactions and within a maximum period of 26 months from the date of the meeting, by an amount not exceeding 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made reserving subscriptions for such issuance to the Group employees participating in a company savings plan. It is being specified that the amount of any such capital increase reserved for Group employees was counted against the aggregate maximum nominal amount of share capital increases authorized by the shareholders’ meeting held on May 11, 2007 for issuing new ordinary shares or other securities granting immediate or future access to the Company’s share capital with preferential subscription rights (€4 billion in nominal value).

Pursuant to this delegation of authorization, the Board of Directors, during its November 6, 2007 meeting, implemented a first capital increase reserved for employees within the limit of 12 million shares, par value €2.50, at a price of €44.40 per share, with dividend rights as of the January 1, 2007. The subscription period ran from March 10, 2008, to March 28, 2008. 4,870,386 shares were subscribed by employees pursuant to the capital increase.

Share cancellation

Pursuant to the authorization granted by the shareholders’ meeting held on May 11, 2007 authorizing reduction of capital by cancellation of shares held by the Company within the limit of 10% of the outstanding capital every 24 months, the Board of Directors decided on July 30, 2009 to cancel 24,800,000 shares acquired in 2008 at an average price of €49.28 per share.

Treasury shares (TOTAL Shares held by TOTAL S.A.)

As of December 31, 2009, TOTAL S.A. held 15,075,922 of its own shares, representing 0.64% of its share capital, detailed as follows:

•	6,017,499 shares allocated to covering TOTAL share purchase option plans for Group employees and executive officers;
•	5,799,400 shares allocated to TOTAL restricted shares plans for Group employees; and
•	3,259,023 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These shares are deducted from the consolidated shareholders’ equity.

As of December 31, 2008, TOTAL S.A. held 42,750,827 of its own shares, representing 1.80% of its share capital, detailed as follows:

•	12,627,522 shares allocated to covering TOTAL share purchase option plans for Group employees;
•	5,323,305 shares allocated to TOTAL restricted shares plans for Group employees; and
•

24,800,000 shares purchased for cancellation between January and October 2008 pursuant to the authorization granted by the shareholders’ meetings held on May 11, 2007 and May 16, 2008. The Board of Directors on July 30, 2009 decided to cancel these 24,800,000 shares acquired at an average price of €49.28 per share.

These shares were deducted from the consolidated shareholders’ equity.

As of December 31, 2007, TOTAL S.A. held 51,089,964 of its own shares, representing 2.13% of its share capital, detailed as follows:

•	16,343,349 shares allocated to covering TOTAL share purchase option plans for Group employees;
•	4,746,615 shares allocated to TOTAL restricted share plans for Group employees; and
•

30,000,000 shares purchased for cancellation between February and December 2007 pursuant to the authorization granted by the shareholders’ meetings held on May 12, 2006 and May 11, 2007. The Board of Directors on July 31, 2008 decided to cancel these 30,000,000 shares acquired at an average price of €54.69 per share.

These shares were deducted from the consolidated shareholders’ equity.

TOTAL Shares held by Group subsidiaries

As of December 31, 2009, 2008 and 2007, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.27% of its share capital as of December 31, 2009, 4.23% of its share capital as of December 31, 2008 and 4.19% of its share capital as of December 31, 2007 detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and
•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval).

These shares are deducted from the consolidated shareholders’ equity.

Dividend

TOTAL S.A. paid on May 22, 2009 the balance of the dividend of €1.14 per share for the 2008 fiscal year (the ex-dividend date was May 19, 2009). In addition, TOTAL S.A. paid on November 18, 2009 an interim dividend of €1.14 per share for the fiscal year 2009 (the ex-dividend date was November 13, 2009).

A resolution will be submitted at the shareholders’ meeting on May 21, 2010 to pay a dividend of € 2.28 per share for the 2009 fiscal year, i.e. a balance of €1.14 per share to be distributed after deducting the interim dividend of €1.14 already paid.

Paid-in surplus

In accordance with French law, the paid-in surplus corresponds to share premiums of the parent company which can be capitalized or used to offset losses if the legal reserve has reached its minimum required level. The amount of the paid-in surplus may also be distributed subject to taxation unless the unrestricted reserves of the parent company are distributed prior to this item.

As of December 31, 2009, paid-in surplus amounted to €27,171 million (€28,284 million as of December 31, 2008 and €29,598 million as of December 31, 2007).

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of €514 million as of December 31, 2009.

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

For the year ended December 31, (€ million)	2009		2008		2007
Currency translation adjustment		(244)		(722)		(2,703)
– Unrealized gain/(loss) of the period	(243)		(722)		(2,703)
– Less gain/(loss) included in net income	1		—		—

Available for sale financial assets		38		(254)		111
– Unrealized gain/(loss) of the period	38		(254)		111
– Less gain/(loss) included in net income	—		—		—

Cash flow hedge		128		—		—
– Unrealized gain/(loss) of the period	349		—		—
– Less gain/(loss) included in net income	221		—		—

Share of other comprehensive income of equity affiliates, net amount		234		173		(406)

Other		(5)		1		(3)
– Unrealized gain/(loss) of the period	(5)		1		(3)
– Less gain/(loss) included in net income	—		—		—

Tax effect		(38)		30		(6)
Total other comprehensive income, net amount		113		(772)		(3,007)

Tax effects relating to each component of other comprehensive income are as follows:

For the year ended December 31, (€ million)	2009			2008			2007
	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	(244)		(244)	(722)		(722)	(2,703)		(2,703)
Available for sale financial assets	38	4	42	(254)	30	(224)	111	(6)	105
Cash flow hedge	128	(42)	86	—		—	—		—
Share of other comprehensive income of equity affiliates, net amount	234		234	173		173	(406)		(406)
Other	(5)		(5)	1		1	(3)		(3)
Total other comprehensive income	151	(38)	113	(802)	30	(772)	(3,001)	(6)	(3,007)

18) EMPLOYEE BENEFITS OBLIGATIONS

Liabilities for employee benefits obligations consist of the following:

As of December 31, (€ million)	2009	2008	2007
Pension benefits liabilities	1,236	1,187	1,721
Other benefits liabilities	592	608	611
Restructuring reserves (early retirement plans)	212	216	195
Total	2,040	2,011	2,527

The Group’s main defined benefit pension plans are located in France, in the United Kingdom, in the United States, in Belgium and in Germany. Their main characteristics are the following:

•	The benefits are usually based on the final salary and seniority;
•	They are usually funded (pension fund or insurer); and
•	They are closed to new employees who benefit from defined contribution pension plans.

The pension benefits include also termination indemnities and early retirement benefits.

The other benefits are the employer contribution to post-employment medical care.

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

	Pension benefits			Other benefits
As of December 31, (€ million)	2009	2008	2007	2009	2008	2007

Change in benefit obligation
Benefit obligation at beginning of year	7,405	8,129	8,742	544	583	648
Service cost	134	143	160	10	14	12
Interest cost	428	416	396	30	24	28
Curtailments	(5)	(3)	(9)	(1)	—	—
Settlements	(3)	(5)	(20)	—	(4)	—
Special termination benefits	—	—	—	—	—	—
Plan participants’ contributions	10	12	10	—	—	—
Benefits paid	(484)	(463)	(448)	(33)	(37)	(40)
Plan amendments	118	12	(70)	(2)	(12)	(2)
Actuarial losses (gains)	446	(248)	(384)	—	(27)	(38)
Foreign currency translation and other	120	(588)	(248)	(1)	3	(25)
Benefit obligation at year-end	8,169	7,405	8,129	547	544	583

Change in fair value of plan assets
Fair value of plan assets at beginning of year	(5,764)	(6,604)	(6,401)	—	—	—
Expected return on plan assets	(343)	(402)	(387)	—	—	—
Actuarial losses (gains)	(317)	1,099	140	—	—	—
Settlements	2	2	8	—	—	—
Plan participants’ contributions	(10)	(12)	(10)	—	—	—
Employer contributions (a)	(126)	(855)	(556)	—	—	—
Benefits paid	396	375	349	—	—	—
Foreign currency translation and other	(124)	633	253	—	—	—
Fair value of plan assets at year-end	(6,286)	(5,764)	(6,604)	—	—	—

Unfunded status	1,883	1,641	1,525	547	544	583
Unrecognized prior service cost	(153)	(48)	(49)	15	21	18
Unrecognized actuarial (losses) gains	(1,045)	(953)	(160)	30	43	10
Asset ceiling	9	5	5	—	—	—
Net recognized amount	694	645	1,321	592	608	611
Pension benefits and other benefits liabilities	1,236	1,187	1,721	592	608	611
Other non-current assets	(542)	(542)	(400)	—	—	—

(a)	In 2008, the Group covered certain employee pension benefit plans through insurance companies for an amount of €757 million.

As of December 31, 2009, the fair value of pension benefits and other pension benefits which are entirely or partially funded amounted to €7,206 million and the present value of the unfunded benefits amounted to €1,510 million (against €6,515 million and €1,434 million respectively as of December 31, 2008 and €7,175 million and €1,537 million respectively as of December 31, 2007).

The experience actuarial gains (losses) related to the defined benefit obligation and the fair value of plan assets are as follows:

For the year ended December 31, (€ million)	2009	2008	2007
Experience actuarial gains (losses) related to the defined benefit obligation	108	(12)	(80)
Experience actuarial gains (losses) related to the fair value of plan assets	317	(1,099)	(140)

As of December 31, (€ million)	2009	2008	2007	2006	2005
Pension benefits
Benefit obligation	8,169	7,405	8,129	8,742	9,647
Fair value of plan assets	(6,286)	(5,764)	(6,604)	(6,401)	(6,274)
Unfunded status	1,883	1,641	1,525	2,341	3,373
Other benefits
Benefits obligation	547	544	583	648	774
Fair value of plan assets	—	—	—	—	—
Unfunded status	547	544	583	648	774

The Group expects to contribute €152 million to its pension plans in 2010.

Estimated future payments (€ million)	Pension benefits	Other benefits
2010	489	35
2011	468	36
2012	481	36
2013	472	36
2014	474	37
2015-2019	2,508	195

Asset allocation	Pension benefits
As of December 31,	2009	2008	2007
Equity securities	31%	25%	36%
Debt securities	62%	56%	56%
Monetary	3%	16%	4%
Real estate	4%	3%	4%

The Group’s assumptions of expected returns on assets are built up by asset class and by country based on long-term bond yields and risk premiums.

The discount rate retained corresponds to the rate of prime corporate bonds according to a benchmark per country of different market data on the closing date.

Assumptions used to determine benefits obligations	Pension benefits			Other benefits
As of December 31,	2009	2008	2007	2009	2008	2007
Discount rate (weighted average for all regions)	5.41%	5.93%	5.50%	5.60%	6.00%	5.50%
Of which Euro zone	5.12%	5.72%	5.15%	5.18%	5.74%	5.14%
Of which United States	6.00%	6.23%	6.00%	5.99%	6.21%	5.98%
Of which United Kingdom	5.50%	6.00%	5.75%	—	6.00%	5.75%
Average expected rate of salary increase	4.50%	4.56%	4.29%	—	—	—
Expected rate of healthcare inflation
— initial rate	—	—	—	4.91%	4.88%	5.16%
— ultimate rate	—	—	—	3.79%	3.64%	3.64%

Assumptions used to determine the net periodic benefit cost (income)	Pension benefits			Other benefits
For the year ended December 31,	2009	2008	2007	2009	2008	2007
Discount rate (weighted average for all regions)	5.93%	5.50%	4.69%	6.00%	5.50%	4.89%
Of which Euro zone	5.72%	5.15%	4.23%	5.74%	5.14%	4.30%
Of which United States	6.23%	6.00%	5.50%	6.21%	5.98%	5.49%
Of which United Kingdom	6.00%	5.75%	5.00%	6.00%	5.75%	5.00%
Average expected rate of salary increase	4.56%	4.29%	4.14%	—	—	—
Expected return on plan assets	6.14%	6.60%	6.26%	—	—	—
Expected rate of healthcare inflation
— initial rate	—	—	—	4.88%	5.16%	5.57%
— ultimate rate	—	—	—	3.64%	3.64%	3.65%

A 0.5% increase or decrease in discount rates – all other things being equal – would have the following approximate impact:

(€ million)	0.5% increase	0.5% decrease
Benefit obligation as of December 31, 2009	(452)	500
2010 net periodic benefit cost (income)	(21)	29

A 0.5% increase or decrease in expected return on plan assets rate – all other things being equal – would have an impact of €29 million on 2010 net periodic benefit cost (income).

The components of the net periodic benefit cost (income) in 2009, 2008 and 2007 are:

	Pension benefits			Other benefits
For the year ended December 31, (€ million)	2009	2008	2007	2009	2008	2007
Service cost	134	143	160	10	14	12
Interest cost	428	416	396	30	24	28
Expected return on plan assets	(343)	(402)	(387)	—	—	—
Amortization of prior service cost	13	34	31	(7)	(10)	(5)
Amortization of actuarial losses (gains)	50	22	17	(6)	(2)	(1)
Asset ceiling	4	1	—	—	—	—
Curtailments	(4)	(3)	(8)	(1)	—	—
Settlements	(1)	(2)	(12)	—	(3)	(1)
Special termination benefits	—	—	—	—	—	—
Net periodic benefit cost (income)	281	209	197	26	23	33

A positive or negative change of one-percentage-point in the healthcare inflation rate would have the following approximate impact:

(€ million)	1% point increase	1% point decrease
Benefit obligation as of December 31, 2009	60	(47)
2009 net periodic benefit cost (income)	7	(3)

19) PROVISIONS AND OTHER NON-CURRENT LIABILITIES

As of December 31, (€ million)	2009	2008	2007
Litigations and accrued penalty claims	423	546	601
Provisions for environmental contingencies	623	558	552
Asset retirement obligations	5,469	4,500	4,206
Other non-current provisions	1,331	1,804	1,188
Other non-current liabilities	1,535	450	296
Total	9,381	7,858	6,843

In 2009, litigation reserves mainly include a provision covering risks concerning antitrust investigations related to Arkema amounting to €43 million as of December 31, 2009. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2009, other non current provisions mainly include:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €40 million as of December 31, 2009;
•	Provisions related to restructuring activities in the Downstream and Chemicals segments for €130 million as of December 31, 2009; and
•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €295 million as of December 31, 2009.

In 2009, other non current liabilities mainly include debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading is mainly composed of a €818 million debt related to Chesapeake acquisition (see Note 3 to the Consolidated Financial Statements).

In 2008, litigation reserves mainly included a provision covering risks concerning antitrust investigations related to Arkema amounting to €85 million as of December 31, 2008. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2008, other non current provisions mainly included the contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €256 million as of December 31, 2008.

In 2007, litigation reserves mainly included a provision covering risks concerning antitrust investigations related to Arkema amounting to €138 million as of December 31, 2007. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2007, other non-current provisions mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €134 million as of December 31, 2007; and
•	Provisions related to restructuring activities in the Chemicals segment for €49 million as of December 31, 2007.

Changes in provisions and other non-current liabilities

(€ million)	As of January 1,	Allowances	Reversals	Currency translation adjustment	Other	As of December 31,
2009	7,858	1,254	(1,413)	202	1,480	9,381
2008	6,843	1,424	(864)	(460)	915	7,858
2007	6,467	747	(927)	(303)	859	6,843

Allowances

In 2009, allowances of the period (€1,254 million) mainly include:

•	Asset retirement obligations for €283 million (accretion);
•	Environmental contingencies for €147 million in the Downstream and Chemicals segments;
•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €223 million; and
•	Provisions related to restructuring of activities for € 121 million.

In 2008, allowances of the period (€1,424 million) mainly included:

•	Asset retirement obligations for €229 million (accretion);
•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €140 million;
•	Environmental contingencies for €89 million;
•

An allowance of €48 million for litigation reserves in connection with antitrust investigations, as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”; and

•	Provisions related to restructuring of activities for € 27 million.

In 2007, allowances of the period (€747 million) mainly included:

•	Provisions for asset retirement obligations for €189 million (accretion);
•

An allowance of €100 million for litigation reserves in connection with antitrust investigations, as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”;

•	Environmental contingencies in the Chemicals segment for €23 million; and
•	Provisions related to restructuring of activities for € 15 million.

Reversals

In 2009, reversals of the period (€1,413 million) mainly relate to the following incurred expenses:

•	Provisions for asset retirement obligations for €191 million;
•	€52 million for litigation reserves in connection with antitrust investigations;
•	Environmental contingencies written back for €86 million;
•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for € 216 million;
•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for € 375 million; and
•	Provisions for restructuring and social plans written back for €28 million.

In 2008, reversals of the period (€864 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €280 million;
•	€163 million for litigation reserves in connection with antitrust investigations;
•	Environmental contingencies written back for €96 million;
•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for € 18 million; and
•	Provisions for restructuring and social plans written back for €10 million.

In 2007, reversals of the period (€927 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €209 million;
•	Environmental contingencies in the Chemicals segment written back for €52 million;
•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for € 42 million; and
•	Provisions for restructuring and social plans written back for €37 million.

CHANGES IN THE ASSET RETIREMENT OBLIGATION

(€ million)	As of January 1,	Accretion	Revision in estimates	New obligations	Spending on existing obligations	Currency translation adjustment	Other	As of December 31,
2009	4,500	283	447	179	(191)	232	19	5,469
2008	4,206	229	563	188	(280)	(414)	8	4,500
2007	3,893	189	203	371	(209)	(206)	(35)	4,206

20) FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

A) NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

As of December 31, 2009 (€ million)
(Assets)/Liabilities	Secured	Unsecured	Total

Non-current financial debt	312	19,125	19,437
of which hedging instruments of non-current financial debt (liabilities)	—	241	241
Hedging instruments of non-current financial debt (assets)(a)	—	(1,025)	(1,025)
Non-current financial debt – net of hedging instruments	312	18,100	18,412
Bonds, net of hedging instruments	—	17,584	17,584
Bank and other, floating rate	60	379	439
Bank and other, fixed rate	50	79	129
Financial lease obligations	202	58	260
Non-current financial debt – net of hedging instruments	312	18,100	18,412

As of December 31, 2008 (€ million)
(Assets)/Liabilities	Secured	Unsecured	Total

Non-current financial debt	895	15,296	16,191
of which hedging instruments of non-current financial debt (liabilities)	—	440	440
Hedging instruments of non-current financial debt (assets)(a)	—	(892)	(892)
Non-current financial debt – net of hedging instruments	895	14,404	15,299
Bonds, net of hedging instruments	—	13,667	13,667
Bank and other, floating rate	553	665	1,218
Bank and other, fixed rate	140	6	146
Financial lease obligations	202	66	268
Non-current financial debt – net of hedging instruments	895	14,404	15,299

As of December 31, 2007 (€ million)
(Assets)/Liabilities	Secured	Unsecured	Total

Non-current financial debt	772	14,104	14,876
of which hedging instruments of non-current financial debt (liabilities)	—	369	369
Hedging instruments of non-current financial debt (assets)(a)	—	(460)	(460)
Non-current financial debt – net of hedging instruments	772	13,644	14,416
Bonds, net of hedging instruments	—	11,650	11,650
Bank and other, floating rate	453	1,781	2,234
Bank and other, fixed rate	2	213	215
Financial lease obligations	317	—	317
Non-current financial debt – net of hedging instruments	772	13,644	14,416

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

Fair value of bonds, as of December 31, 2009, after taking into account currency and interest rates swaps, is detailed as follows:

		Fair value after hedging as of
(€ million)	Year of issue	December 31, 2009	December 31, 2008	December 31, 2007	Currency	Maturity	Initial rate before hedging instruments
Parent company
Bond	1996	—	—	324	FRF	2008	6.750%
Bond	1997	—	124	118	FRF	2009	6.200%
Bond	1998	—	—	26	FRF	2008	Pibor 3 months + 0.380%
Bond	1998	—	119	113	FRF	2009	5.125%
Bond	1998	116	121	114	FRF	2013	5.000%
Bond	2000	61	63	60	EUR	2010	5.650%
Current portion (less than one year)		(61)	(243)	(349)
Total parent company		116	184	406
Elf Aquitaine SA
Bond	1999	—	1,003	998	EUR	2009	4.500%
Current portion (less than one year)		—	(1,003)	—
Total Elf Aquitaine SA		—	—	998
TOTAL CAPITAL(a)
Bond	2002	14	14	14	USD	2012	5.890%
Bond	2003	—	—	39	AUD	2008	5.000%
Bond	2003	—	—	41	AUD	2008	5.000%
Bond	2003	—	—	44	CAD	2008	4.250%
Bond	2003	—	—	148	CHF	2008	2.010%
Bond	2003	—	—	98	CHF	2008	2.010%
Bond	2003	—	—	360	EUR	2008	3.500%
Bond	2003	—	—	72	EUR	2008	3.500%
Bond	2003	—	—	113	EUR	2008	3.500%
Bond	2003	—	—	170	USD	2008	3.250%
Bond	2003	—	52	49	AUD	2009	6.250%
Bond	2003	—	154	145	CHF	2009	2.385%
Bond	2003	160	166	157	CHF	2010	2.385%
Bond	2003	21	22	20	USD	2013	4.500%
Bond	2003-2004	—	395	373	USD	2009	3.500%
Bond	2004	—	—	34	USD	2008	3.250%
Bond	2004	—	—	34	USD	2008	3.250%
Bond	2004	—	—	68	USD	2008	3.250%
Bond	2004	—	57	54	AUD	2009	6.000%
Bond	2004	—	28	26	AUD	2009	6.000%
Bond	2004	53	55	52	CAD	2010	4.000%
Bond	2004	113	117	110	CHF	2010	2.385%
Bond	2004	438	454	429	EUR	2010	3.750%
Bond	2004	322	334	316	GBP	2010	4.875%
Bond	2004	128	132	125	GBP	2010	4.875%
Bond	2004	185	191	181	GBP	2010	4.875%
Bond	2004	53	55	52	AUD	2011	5.750%

		Fair value after hedging as of
(€ million)	Year of issue	December 31, 2009	December 31, 2008	December 31, 2007	Currency	Maturity	Initial rate before hedging instruments
Bond	2004	107	111	105	CAD	2011	4.875%
Bond	2004	203	216	204	USD	2011	4.125%
Bond	2004	69	72	68	USD	2011	4.125%
Bond	2004	116	120	114	CHF	2012	2.375%
Bond	2004	47	49	46	NZD	2014	6.750%
Bond	2005	—	36	34	USD	2009	3.500%
Bond	2005	53	55	52	AUD	2011	5.750%
Bond	2005	56	58	55	CAD	2011	4.000%
Bond	2005	112	116	109	CHF	2011	1.625%
Bond	2005	226	226	226	CHF	2011	1.625%
Bond	2005	144	144	136	USD	2011	4.125%
Bond	2005	63	63	63	AUD	2012	5.750%
Bond	2005	180	187	177	CHF	2012	2.135%
Bond	2005	65	65	65	CHF	2012	2.135%
Bond	2005	97	98	97	CHF	2012	2.375%
Bond	2005	363	376	356	EUR	2012	3.250%
Bond	2005	292	287	286	GBP	2012	4.625%
Bond	2005	57	57	57	NZD	2012	6.500%
Bond	2006	75	75	75	GBP	2010	4.875%
Bond	2006	50	50	50	EUR	2010	3.750%
Bond	2006	50	50	50	EUR	2010	3.750%
Bond	2006	100	102	100	EUR	2010	3.750%
Bond	2006	42	42	42	EUR	2011	EURIBOR 3 months +0.040%
Bond	2006	300	300	300	EUR	2011	3.875%
Bond	2006	150	150	150	EUR	2011	3.875%
Bond	2006	300	300	300	EUR	2011	3.875%
Bond	2006	120	120	120	USD	2011	5.000%
Bond	2006	300	300	300	EUR	2011	3.875%
Bond	2006	472	473	474	USD	2011	5.000%
Bond	2006	62	62	62	AUD	2012	5.625%
Bond	2006	72	72	72	CAD	2012	4.125%
Bond	2006	100	100	100	EUR	2012	3.250%
Bond	2006	74	74	74	GBP	2012	4.625%
Bond	2006	100	100	100	EUR	2012	3.250%
Bond	2006	125	125	126	CHF	2013	2.510%
Bond	2006	127	127	127	CHF	2014	2.635%
Bond	2006	130	130	130	CHF	2016	2.385%
Bond	2006	65	65	65	CHF	2016	2.385%
Bond	2006	64	64	64	CHF	2016	2.385%
Bond	2006	63	64	64	CHF	2016	2.385%
Bond	2006	129	129	129	CHF	2018	3.135%
Bond	2007	60	60	60	CHF	2010	2.385%
Bond	2007	74	74	74	GBP	2010	4.875%
Bond	2007	77	77	77	USD	2011	5.000%
Bond	2007	370	370	371	USD	2012	5.000%
Bond	2007	222	222	222	USD	2012	5.000%
Bond	2007	61	61	61	AUD	2012	6.500%
Bond	2007	72	72	72	CAD	2012	4.125%
Bond	2007	71	71	71	GBP	2012	4.625%
Bond	2007	300	300	301	EUR	2013	4.125%
Bond	2007	73	74	73	GBP	2013	5.500%

		Fair value after hedging as of
(€ million)	Year of issue	December 31, 2009	December 31, 2008	December 31, 2007	Currency	Maturity	Initial rate before hedging instruments
Bond	2007	306	306	305	GBP	2013	5.500%
Bond	2007	72	73	74	GBP	2013	5.500%
Bond	2007	248	248	248	CHF	2014	2.635%
Bond	2007	31	31	31	JPY	2014	1.505%
Bond	2007	61	61	61	CHF	2014	2.635%
Bond	2007	49	49	49	JPY	2014	1.723%
Bond	2007	121	121	122	CHF	2015	3.125%
Bond	2007	300	300	302	EUR	2017	4.700%
Bond	2007	76	76	76	CHF	2018	3.135%
Bond	2007	60	60	60	CHF	2018	3.135%
Bond	2008	63	63	—	GBP	2010	4.875%
Bond	2008	66	66	—	GBP	2010	4.875%
Bond	2008	92	92	—	AUD	2011	7.500%
Bond	2008	100	100	—	EUR	2011	3.875%
Bond	2008	150	151	—	EUR	2011	3.875%
Bond	2008	50	50	—	EUR	2011	3.875%
Bond	2008	50	50	—	EUR	2011	3.875%
Bond	2008	60	60	—	JPY	2011	EURIBOR 6 months + 0.018%
Bond	2008	102	102	—	USD	2011	3.750%
Bond	2008	62	62	—	CHF	2012	2.135%
Bond	2008	124	124	—	CHF	2012	3.635%
Bond	2008	46	46	—	CHF	2012	2.385%
Bond	2008	92	92	—	CHF	2012	2.385%
Bond	2008	64	64	—	CHF	2012	2.385%
Bond	2008	50	50	—	EUR	2012	3.250%
Bond	2008	63	63	—	GBP	2012	4.625%
Bond	2008	63	63	—	GBP	2012	4.625%
Bond	2008	63	64	—	GBP	2012	4.625%
Bond	2008	62	62	—	NOK	2012	6.000%
Bond	2008	69	69	—	USD	2012	5.000%
Bond	2008	60	60	—	AUD	2013	7.500%
Bond	2008	61	61	—	AUD	2013	7.500%
Bond	2008	127	128	—	CHF	2013	3.135%
Bond	2008	62	63	—	CHF	2013	3.135%
Bond	2008	200	200	—	EUR	2013	4.125%
Bond	2008	100	100	—	EUR	2013	4.125%
Bond	2008	1,000	1,002	—	EUR	2013	4.750%
Bond	2008	63	63	—	GBP	2013	5.500%
Bond	2008	149	149	—	JPY	2013	EURIBOR 6 months + 0.008%
Bond	2008	191	194	—	USD	2013	4.000%
Bond	2008	61	61	—	CHF	2015	3.135%
Bond	2008	62	62	—	CHF	2015	3.135%
Bond	2008	61	62	—	CHF	2015	3.135%
Bond	2008	62	62	—	CHF	2018	3.135%
Bond	2009	56	—	—	AUD	2013	5.500%
Bond	2009	54	—	—	AUD	2013	5.500%
Bond	2009	236	—	—	CHF	2013	2.500%
Bond	2009	77	—	—	USD	2013	4.000%
Bond	2009	131	—	—	CHF	2014	2.625%
Bond	2009	998	—	—	EUR	2014	3.500%
Bond	2009	150	—	—	EUR	2014	3.500%

		Fair value after hedging as of
(€ million)	Year of issue	December 31, 2009	December 31, 2008	December 31, 2007	Currency	Maturity	Initial rate before hedging instruments
Bond	2009	40	—	—	HKD	2014	3.240%
Bond	2009	96	—	—	AUD	2015	6.000%
Bond	2009	550	—	—	EUR	2015	3.625%
Bond	2009	684	—	—	USD	2015	3.125%
Bond	2009	208	—	—	USD	2015	3.125%
Bond	2009	99	—	—	CHF	2016	2.385%
Bond	2009	115	—	—	GBP	2017	4.250%
Bond	2009	225	—	—	GBP	2017	4.250%
Bond	2009	448	—	—	EUR	2019	4.875%
Bond	2009	602	—	—	EUR	2019	4.875%
Bond	2009	69	—	—	HKD	2019	4.180%
Bond	2009	347	—	—	USD	2021	4.250%
Bond	2009	806	—	—	EUR	2024	5.125%
Current portion (less than one year)		(1,937)	(722)	(1,222)
Total TOTAL CAPITAL(a)		17,315	13,380	10,136

Other consolidated subsidiaries		153	103	110
Total		17,584	13,667	11,650

(a)	TOTAL CAPITAL is a wholly-owned indirect subsidiary of TOTAL S.A. (with the exception of one share held by each member of its Board of Directors). It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.

Loan repayment schedule (excluding current portion)

As of December 31, 2009 (€ million)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2011	3,857	42	(199)	3,658	20%
2012	3,468	48	(191)	3,277	18%
2013	3,781	95	(236)	3,545	19%
2014	2,199	6	(90)	2,109	11%
2015 and beyond	6,132	50	(309)	5,823	32%
Total	19,437	241	(1,025)	18,412	100%

As of December 31, 2008 (€ million)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2010	3,160	170	(168)	2,992	20%
2011	3,803	24	(145)	3,658	24%
2012	3,503	115	(179)	3,324	22%
2013	3,430	127	(198)	3,232	21%
2014 and beyond	2,295	4	(202)	2,093	13%
Total	16,191	440	(892)	15,299	100%

As of December 31, 2007 (€ million)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2009	2,137	6	(114)	2,023	14%
2010	2,767	16	(207)	2,560	18%
2011	3,419	123	(65)	3,354	23%
2012	3,517	90	(30)	3,487	24%
2013 and beyond	3,036	134	(44)	2,992	21%
Total	14,876	369	(460)	14,416	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial debt.

As of December 31, (€ million)	2009	%	2008	%	2007	%
U.S. Dollar	3,962	21%	3,990	26%	4,700	33%
Euro	14,110	77%	10,685	70%	8,067	56%
Other currencies	340	2%	624	4%	1,649	11%
Total	18,412	100%	15,299	100%	14,416	100%

As of December 31, (€ million)	2009	%	2008	%	2007	%
Fixed rate	2,064	11%	633	4%	893	6%
Floating rate	16,348	89%	14,666	96%	13,523	94%
Total	18,412	100%	15,299	100%	14,416	100%

B) CURRENT FINANCIAL ASSETS AND LIABILITIES

Current borrowings consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31, (€ million)
(Assets) / Liabilities	2009	2008	2007
Current financial debt	4,761	5,586	2,530
Current portion of non-current financial debt	2,233	2,136	2,083
Current borrowings	6,994	7,722	4,613
Current portion of hedging instruments of debt (liabilities)	97	12	1
Other current financial instruments (liabilities)	26	146	59
Other current financial liabilities (note 28)	123	158	60
Current deposits beyond three months	(55)	(1)	(850)
Current portion of hedging instruments of debt (assets)	(197)	(100)	(388)
Other current financial instruments (assets)	(59)	(86)	(26)
Current financial assets (note 28)	(311)	(187)	(1,264)
Current borrowings and related financial assets and liabilities, net	6,806	7,693	3,409

C) NET-DEBT-TO-EQUITY RATIO

For its internal and external communication needs, the Group calculates a debt ratio by dividing its net financial debt by equity. Shareholders’ equity as of December 31, 2009 is calculated after distribution of a dividend of €2.28 per share of which €1.14 per share was paid on November 19, 2009.

The net-debt-to-equity ratio is calculated as follows:

As of December 31, (€ million)
(Assets) / Liabilities	2009	2008	2007
Current borrowings	6,994	7,722	4,613
Other current financial liabilities	123	158	60
Current financial assets	(311)	(187)	(1,264)
Non-current financial debt	19,437	16,191	14,876
Hedging instruments on non-current financial debt	(1,025)	(892)	(460)
Cash and cash equivalents	(11,662)	(12,321)	(5,988)
Net financial debt	13,556	10,671	11,837
Shareholders’ equity - Group share	52,552	48,992	44,858
Estimated dividend payable	(2,546)	(2,540)	(2,397)
Minority interest	987	958	842
Total shareholder’s equity	50,993	47,410	43,303
Net-debt-to-equity ratio	26.6%	22.5%	27.3%

21) OTHER CREDITORS AND ACCRUED LIABILITIES

As of December 31, (€ million)	2009	2008	2007
Accruals and deferred income	223	151	137
Payable to States (including taxes and duties)	6,024	6,256	7,860
Payroll	955	928	909
Other operating liabilities	4,706	4,297	3,900
Total	11,908	11,632	12,806

As of December 31, 2009, the heading “Other operating liabilities” mainly includes €744 million related to Chesapeake acquisition (see Note 3 to the Consolidated Financial Statements).

22) LEASE CONTRACTS

The Group leases real estate, retail stations, ships, and other equipments (see Note 11 to the Consolidated Financial Statements).

The future minimum lease payments on operating and finance leases to which the Group is committed are shown as follows:

For the year ended December 31, 2009 (€ million)	Operating leases	Finance leases
2010	523	42
2011	377	43
2012	299	42
2013	243	41
2014	203	39
2015 and beyond	894	128
Total minimum payments	2,539	335
Less financial expenses	—	(53)
Nominal value of contracts	—	282
Less current portion of finance lease contracts	—	(22)
Outstanding liability of finance lease contracts	—	260

For the year ended December 31, 2008 (€ million)	Operating leases	Finance leases
2009	429	47
2010	306	42
2011	243	42
2012	208	42
2013	166	40
2014 and beyond	675	148
Total minimum payments	2,027	361
Less financial expenses	—	(70)
Nominal value of contracts	—	291
Less current portion of finance lease contracts	—	(23)
Outstanding liability of finance lease contracts	—	268

For the year ended December 31, 2007 (€ million)	Operating leases	Finance leases
2008	427	50
2009	352	47
2010	291	46
2011	210	46
2012	149	47
2013 and beyond	492	154
Total minimum payments	1,921	390
Less financial expenses	—	(47)
Nominal value of contracts	—	343
Less current portion of finance lease contracts	—	(26)
Outstanding liability of finance lease contracts	—	317

Net rental expense incurred under operating leases for the year ended December 31, 2009 is €613 million (against €426 million in 2008 and €383 million in 2007).

23) COMMITMENTS AND CONTINGENCIES

	Maturity and installments
As of December 31, 2009 (€ million)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	18,152	—	12,443	5,709
Current portion of non-current debt obligations net of hedging instruments (Note 20)	2,111	2,111	—	—
Finance lease obligations (Note 22)	282	22	146	114
Asset retirement obligations (Note 19)	5,469	235	972	4,262
Contractual obligations recorded in the balance sheet	26,014	2,368	13,561	10,085
Operating lease obligations (Note 22)	2,539	523	1,122	894
Purchase obligations	49,808	4,542	9,919	35,347
Contractual obligations not recorded in the balance sheet	52,347	5,065	11,041	36,241
Total of contractual obligations	78,361	7,433	24,602	46,326
Guarantees given for excise taxes	1,765	1,617	69	79
Guarantees given against borrowings	2,882	1,383	709	790
Indemnities related to sales of businesses	36	—	1	35
Guarantees of current liabilities	203	160	38	5
Guarantees to customers / suppliers	2,770	1,917	70	783
Letters of credit	1,499	1,485	2	12
Other operating commitments	765	582	103	80
Total of other commitments given	9,920	7,144	992	1,784
Mortgages and liens received	330	5	106	219
Other commitments received	5,637	3,187	481	1,969
Total of commitments received	5,967	3,192	587	2,188

	Maturity and installments
As of December 31, 2008 (€ million)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	15,031	—	13,064	1,967
Current portion of non-current debt obligations net of hedging instruments (Note 20)	2,025	2,025	—	—
Finance lease obligations (Note 22)	291	23	142	126
Asset retirement obligations (Note 19)	4,500	154	653	3,693
Contractual obligations recorded in the balance sheet	21,847	2,202	13,859	5,786
Operating lease obligations (Note 22)	2,027	429	923	675
Purchase obligations	60,226	4,420	13,127	42,679
Contractual obligations not recorded in the balance sheet	62,253	4,849	14,050	43,354
Total of contractual obligations	84,100	7,051	27,909	49,140
Guarantees given for excise taxes	1,720	1,590	58	72
Guarantees given against borrowings	2,870	1,119	519	1,232
Indemnities related to sales of businesses	39	3	1	35
Guarantees of current liabilities	315	119	164	32
Guarantees to customers / suppliers	2,866	68	148	2,650
Letters of credit	1,080	1,024	17	39
Other operating commitments	648	246	132	270
Total of other commitments given	9,538	4,169	1,039	4,330
Mortgages and liens received	321	72	110	139
Other commitments received	4,218	2,440	234	1,544
Total of commitments received	4,539	2,512	344	1,683

	Maturity and installments
As of December 31, 2007 (€ million)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	14,099	—	11,251	2,848
Current portion of non-current debt obligations net of hedging instruments (Note 20)	1,669	1,669	—	—
Finance lease obligations (Note 22)	343	26	173	144
Asset retirement obligations (Note 19)	4,206	189	503	3,514
Contractual obligations recorded in the balance sheet	20,317	1,884	11,927	6,506
Operating lease obligations (Note 22)	1,921	427	1,002	492
Purchase obligations	61,794	3,210	15,419	43,165
Contractual obligations not recorded in the balance sheet	63,715	3,637	16,421	43,657
Total of contractual obligations	84,032	5,521	28,348	50,163
Guarantees given for excise taxes	1,796	590	58	1,148
Guarantees given against borrowings	781	9	624	148
Indemnities related to sales of businesses	40	—	3	37
Guarantees of current liabilities	97	16	48	33
Guarantees to customers / suppliers	1,197	23	6	1,168
Letters of credit	1,677	1,677	—	—
Other operating commitments	1,280	207	151	922
Total of other commitments given	6,868	2,522	890	3,456
Mortgages and liens received	353	7	69	277
Other commitments received	3,887	2,781	377	729
Total of commitments received	4,240	2,788	446	1,006

A. CONTRACTUAL OBLIGATIONS

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds, and excludes non-current finance lease obligations of €260 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds, and excludes the current portion of finance lease obligations of €22 million.

The information regarding contractual obligations linked to indebtedness is presented in Note 20 to the Consolidated Financial Statements.

Lease contracts

The information regarding operating and finance leases is presented in Note 22 to the Consolidated Financial Statements.

Asset retirement obligations

This item represents the discounted present value of Upstream asset retirement obligations, primarily asset removal costs at the completion date. The information regarding contractual obligations linked to asset retirement obligations is presented in Notes 1Q and 19 to the Consolidated Financial Statements.

Purchase obligations

Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on the company and specify all significant terms, including the amount and the timing of the payments. These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly-liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase), reservation of transport capacities in pipelines, unconditional exploration works and development works in the Upstream segment, and contracts for capital investment projects in the Downstream segment.

B. OTHER COMMITMENTS GIVEN

Guarantees given for excise taxes

They consist of guarantees given to other oil and gas companies in order to comply with French tax authorities’ requirements for oil and gas imports in France. A payment would be triggered by a failure of the guaranteed party with respect to the French tax authorities. The default of the guaranteed parties is however considered to be highly remote by the Group.

Guarantees given against borrowings

The Group guarantees bank debt and finance lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2009, the maturities of these guarantees are up to 2023.

Indemnities related to sales of businesses

In the ordinary course of business, the Group executes contracts involving standard indemnities in oil industry and indemnities specific to transactions such as sales of businesses. These indemnities might include claims against any of the following: environmental, tax and shareholder matters, intellectual property rights, governmental regulations and employment-related matters, dealer, supplier, and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. The Group regularly evaluates the probability of having to incur costs associated with these indemnities.

The guarantees related to antitrust investigations granted as part of the agreement relating to the spin-off of Arkema are described in Note 32 to the Consolidated Financial Statements.

Other guarantees given

Non-consolidated subsidiaries

The Group also guarantees the current liabilities of certain non-consolidated subsidiaries. Performance under these guarantees would be triggered by a financial default of the entity.

Operating agreements

As part of normal ongoing business operations and consistent with generally and accepted recognized industry practices, the Group enters into numerous agreements with other parties. These commitments are often entered into for commercial purposes, for regulatory purposes or for other operating agreements.

24) RELATED PARTIES

The main transactions and balances with related parties (principally non-consolidated subsidiaries and equity affiliates) are detailed as follows:

Balance sheet As of December 31, (€ million)	2009	2008	2007
Receivables
Debtors and other debtors	293	244	277
Loans (excl. loans to equity affiliates)	438	354	378
Payables
Creditors and other creditors	386	136	460
Debts	42	50	28
Statement of income For the year ended December 31, (€ million)	2009	2008	2007
Sales	2,183	3,082	2,635
Purchases	2,958	4,061	3,274
Financial expense	1	—	—
Financial income	68	114	29

Compensation for the administration and management bodies

The aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the executive officers of TOTAL (the members of the Management Committee and the Treasury) and to the members of the Board of Directors who are employees of the Group, is detailed as follows:

For the year ended December 31, (€ million)	2009	2008	2007
Number of people	27	30	30
Direct or indirect compensation	19.4	20.4	19.9
Share-based payments expense (IFRS 2)(a)	11.2	16.6	18.4
Pension expenses(b)	10.6	11.9	12.2

(a)	Share-based payments expense computed for the executive officers and the members of the Board of Directors who are employees of the Group as described in Note 25 paragraph E to the Consolidated Financial Statements and based on the principles of IFRS 2 “Share-based payments” described in Note 1 paragraph E to the Consolidated Financial Statements.
(b)	The benefits provided for executive officers and certain members of the Board of Directors, employees and former employees of the Group, include severance to be paid on retirement, supplementary pension schemes and insurance plans, which represent €96.6 million provisioned as of December 31, 2009, against €98.0 million as of December 31, 2008 and €102.9 million as of December 31, 2007.

25) SHARE-BASED PAYMENTS

A. TOTAL SHARE SUBSCRIPTION OPTION PLANS

	Plan 2003	Plan 2004	Plan 2005	Plan 2006	Plan 2007	Plan 2008	Plan 2009	Total	Weighted Average Exercise Price
Date of the shareholders’ meeting	May 17, 2001	May 14, 2004	May 14, 2004	May 14, 2004	May 11, 2007	May 11, 2007	May 11, 2007
Date of the award(a)	July 16, 2003	July 20, 2004	July 19, 2005	July 18, 2006	July 17, 2007	October 9, 2008	September 15, 2009
Exercise price until May 23, 2006 included(b)	33.30	39.85	49.73
Exercise price since May 24, 2006(b)	32.84	39.30	49.04	50.60	60.10	42.90	39.90
Expiry date	July 16, 2011	July 20, 2012	July 19, 2013	July 18, 2014	July 17, 2015	October 9, 2016	September 15, 2017
Number of options(c)
Existing options as of January 1, 2007	10,608,590	13,430,372	6,275,757	5,726,160	—	—	—	36,040,879	40.89
Granted	—	—	—	—	5,937,230	—	—	5,937,230	60.10
Cancelled	(22,138)	(20,093)	(11,524)	(13,180)	(17,125)	—	—	(84,060)	44.94
Exercised	(2,218,074)	(213,043)	(20,795)	(1,920)	—	—	—	(2,453,832)	33.55
Existing options as of January 1, 2008	8,368,378	13,197,236	6,243,438	5,711,060	5,920,105	—	—	39,440,217	44.23
Granted	—	—	—	—	—	4,449,810	—	4,449,810	42.90
Cancelled	(25,184)	(118,140)	(34,032)	(53,304)	(34,660)	(6,000)	—	(271,320)	44.88
Exercised	(841,846)	(311,919)	(17,702)	(6,700)	—	—	—	(1,178,167)	34.89
Existing options as of January 1, 2009	7,501,348	12,767,177	6,191,704	5,651,056	5,885,445	4,443,810	—	42,440,540	44.35
Granted	—	—	—	—	—	—	4,387,620	4,387,620	39.90
Cancelled	(8,020)	(18,387)	(6,264)	(5,370)	(13,780)	(2,180)	(10,610)	(64,611)	45.04
Exercised	(681,699)	(253,081)	—	—	—	—	—	(934,780)	34.59
Existing options as of December 31, 2009	6,811,629	12,495,709	6,185,440	5,645,686	5,871,665	4,441,630	4,377,010	45,828,769	44.12

(a)	The grant date corresponds to the date of the Board of Directors meeting that awarded the options, except for the options awarded by the Board of Directors at their meeting of September 9, 2008, and granted on October 9, 2008.
(b)	Exercise price in euro. The exercise prices of TOTAL subscription shares of the plans in force at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL subscription shares of these plans were multiplied by an adjustment factor equal to 0.986147 with effect as of May 24, 2006.
(c)	The number of options awarded, outstanding, cancelled or exercised before May 23, 2006 included, was multiplied by four to reflect the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.

The options, subject to a continued employment condition, are exercisable only after a 2-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant. For the options of the 2007, 2008 and 2009 Plans, beneficiaries working for a non-French subsidiary as of the grant date are authorized to transfer the shares issued upon exercise of options starting after a 2-year period from the grant date.

The continued employment condition states that the termination of the employment contract will result in the employee losing the right to exercise the options.

For the 2009 Plan, the Board of Directors decided that for each beneficiary other than the CEO of more than 25,000 stock options, one third of the options in excess of this number finally awarded following the 2-year vesting period will be subject to a performance condition. This condition is based on the average of the Return On Equity (ROE) of the Group. The average ROE is calculated based on the consolidated accounts published by TOTAL for fiscal years 2009 and 2010. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and
•	is equal to 100% if the average ROE is greater than or equal to 18%.

Furthermore, the Board of Directors decided that the number of options awarded to the CEO is subject to two performance conditions:

•

For 50% of the options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group. The average ROE is calculated based on the consolidated accounts published by TOTAL for fiscal years 2009 and 2010. The acquisition rates equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and is equal to 100% if the average ROE is greater than or equal to 18%.

•

For the other 50% of the options granted, the performance condition states that the number of options finally granted is based on the average of the Return On Average Capital Employed (ROACE) of the Group. The average ROACE is calculated based on the consolidated accounts published by TOTAL for fiscal years 2009 and 2010. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is greater than 6% and less than 15%; and is equal to 100% if the average ROACE is greater than or equal to 15%.

For the 2007 and 2008 Plans, the Board of Directors decided that for each beneficiary of more than 25,000 stock options, one third of the options in excess of this number finally awarded following the 2-year vesting period will be subject to a performance condition. This condition states that the number of subscription options finally granted is based on the ROE of the Group. The ROE is calculated based on the consolidated accounts published by TOTAL for the fiscal year preceding the final grant. The acquisition rate:

•	is equal to zero if the ROE is less than or equal to 10%;
•	varies on a straight-line basis between 0% and 80% if the ROE is greater than 10% and less than 18%;
•	varies on a straight-line basis between 80% and 100% if the ROE is greater than or equal to 18% and less than 30%; and
•	is equal to 100% if the ROE is greater than or equal to 30%.

For the 2007 Plan, the acquisition rate of the options, linked to the performance condition, amounted to 100%.

B. TOTAL SHARE PURCHASE OPTION PLANS

	1999 Plan(a)	2000 Plan(b)	2001 Plan(c)	2002 Plan(d)	Total	Weighted Average Exercise Price
Date of the shareholders’ meeting	May 21, 1997	May 21, 1997	May 17, 2001	May 17, 2001
Date of the award(e)	June 15, 1999	July 11, 2000	July 10, 2001	July 9, 2002
Exercise price until May 23, 2006 included(f)	28.25	40.68	42.05	39.58
Exercise price since May 24, 2006(f)	27.86	40.11	41.47	39.03
Expiry date	June 15, 2007	July 11, 2008	July 10, 2009	July 9, 2010
Number of options(g)
Existing options as of January 1, 2007	1,370,424	4,928,505	6,861,285	9,280,716	22,440,930	39.33
Granted	—	—	—	—	—	—
Cancelled	(138,023)	(3,452)	(7,316)	(7,104)	(155,895)	29.28
Exercised	(1,232,401)	(1,782,865)	(1,703,711)	(2,210,429)	(6,929,406)	37.92
Existing options as of January 1, 2008	—	3,142,188	5,150,258	7,063,183	15,355,629	40.07
Granted	—	—	—	—	—	—
Cancelled	—	(480,475)	(3,652)	(13,392)	(497,519)	40.09
Exercised	—	(2,661,713)	(455,180)	(598,934)	(3,715,827)	40.10
Existing options as of January 1, 2009	—	—	4,691,426	6,450,857	11,142,283	40.06
Granted	—	—	—	—	—	—
Cancelled	—	—	(4,650,446)	(7,920)	(4,658,366)	41.47
Exercised	—	—	(40,980)	(507,676)	(548,656)	39.21
Existing options as of December 31, 2009	—	—	—	5,935,261	5,935,261	39.03

(a)	The options, subject to a continued employment condition, were exercisable only after a 5-year period from the date of the Board meeting awarding the options and had to be exercised within eight years from the grant date. This plan expired on June 15, 2007.
(b)	The options, subject to a continued employment condition, were exercisable only after a 4-year period from the date of the Board meeting awarding the options and had to be exercised within eight years from the grant date. The shares arising from the exercise of options may not be sold for five years from the grant date. This plan expired on July 11, 2008.
(c)	The options, subject to a continued employment condition, were exercisable only after a 3.5-year period from the date of the Board meeting awarding the options and had to be exercised within eight years from the grant date. The shares arising from the exercise of options may not be sold for four years from the grant date. This plan expired on July 10, 2009.
(d)	The options, subject to a continued employment condition, are exercisable only after a 2-year period from the date of the Board meeting awarding the options and must be exercised within eight years from the grant date. Underlying shares may not be sold for four years from the grant date.
(e)	The date of award is the date of the Board of Directors meeting that awarded the options.
(f)	Exercise price in euro. The exercise prices of TOTAL share purchase options of the plans at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL share purchase options of these plans were multiplied by an adjustment factor equal to 0.986147 with effect as of May 24, 2006.
(g)	The number of options awarded, outstanding, cancelled or exercised before May 23, 2006 included, was multiplied by four to reflect the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.

C. EXCHANGE GUARANTEE GRANTED TO THE HOLDERS OF ELF AQUITAINE SHARE SUBSCRIPTION OPTIONS

Pursuant to the public exchange offer for Elf Aquitaine shares which was made in 1999, the Group made a commitment to guarantee the holders of Elf Aquitaine share subscription options, at the end of the period referred to in Article 163 bis C of the French Tax Code (CGI), and until the end of the period for the exercise of the options, the possibility to exchange their future Elf Aquitaine shares for TOTAL shares, on the basis of the exchange ratio of the offer (nineteen TOTAL shares for thirteen Elf Aquitaine shares).

In order to take into account the spin-off of S.D.A. (Société de Développement Arkema) by Elf Aquitaine, the spin-off of Arkema by TOTAL S.A. and the four-for-one TOTAL stock split, the Board of Directors of TOTAL S.A., in accordance with the terms of the share exchange undertaking, approved on March 14, 2006 to adjust the exchange ratio described above (see pages 24 and 25 of the “Prospectus for the purpose of listing Arkema shares on Euronext Paris in connection with the allocation of Arkema shares to TOTAL S.A. shareholders”). Following the approval by Elf Aquitaine shareholders’ meeting on May 10, 2006 of the spin-off of S.D.A. by Elf Aquitaine, the approval by TOTAL S.A. shareholders’ meeting on May 12, 2006 of the spin-off of Arkema by TOTAL S.A. and the four-for-one TOTAL stock split, the exchange ratio was adjusted to six TOTAL shares for one Elf Aquitaine share on May 22, 2006.

During 2009, 75,699 options were exercised and 80,005 Elf Aquitaine shares were exchanged based on the exchange ratio of six TOTAL shares for one Elf Aquitaine share as adjusted on May 22, 2006.

As of December 31, 2009, this exchange guarantee is not in effect and all Elf Aquitaine subscription plans have expired. Therefore, no Elf Aquitaine shares are covered by the exchange guarantee.

Elf Aquitaine subscription plan(a)	1999 Plan n°1	1999 Plan n°2	Total	Weighted- average exercise price(b)
Exercise price until May 23, 2006 included(b)	115.60	171.60
Exercise price since May 24, 2006(b)	114.76	170.36
Expiration date	03/30/2009	09/12/2009
Outstanding position as of January 1, 2009	90,342	6,044	96,386	118.25
Outstanding Elf Aquitaine shares covered by the exchange guarantee as of January 1, 2009	5,295	—	5,295
Number of options exercised in 2009	69,655	6,044	75,699	119.20
Number of shares exchanged in 2009	73,961	6,044	80,005
Outstanding position as of December 31, 2009	—	—	—
Total of Elf Aquitaine shares, either outstanding or to be created, covered by the exchange guarantee for TOTAL shares as of December 31, 2009	—	—
TOTAL shares likely to be created within the scope of the application of the exchange guarantee as of December 31, 2009	—	—

(a)	Adjustments of the number of options approved by the Board of Directors of Elf Aquitaine on March 10, 2006 in application of articles 174-9, 174-12 and 174-13 of the decree No. 67-236 of March 23, 1967 in force on March 10, 2006 and during Elf Aquitaine shareholders’ meeting on May 10, 2006, as part of the spin-off of SDA. These adjustments have been made on May 22, 2006 with effect as of May 24, 2006.
(b)	Exercise price in euro. To take into account the spin-off of S.D.A., the exercise prices of Elf Aquitaine share subscription options were multiplied by an adjustment factor equal to 0.992769 with effect on May 24, 2006.

D. TOTAL RESTRICTED SHARE GRANTS

	2005 Plan(a)	2006 Plan	2007 Plan	2008 Plan	2009 Plan	Total
Date of the shareholders’ meeting	May 17, 2005	May 17, 2005	May 17, 2005	May 16, 2008	May 16, 2008
Date of the award(b)	July 19, 2005	July 18, 2006	July 17, 2007	October 9, 2008	September 15, 2009
Date of the final award (end of the vesting period)	July 20, 2007	July 19, 2008	July 18, 2009	October 10, 2010	September 16, 2011
Transfer authorized as from	July 20, 2009	July 19, 2010	July 18, 2011	October 10, 2012	September 16, 2013
Number of restricted shares
Outstanding as of January 1, 2007	2,267,096	2,272,296	—	—	—	4,539,392
Notified	—	—	2,366,365	—	—	2,366,365
Cancelled	(38,088)	(6,212)	(2,020)	—	—	(46,320)
Finally granted(c)	(2,229,008)	(2,128)	(1,288)	—	—	(2,232,424)
Outstanding as of January 1, 2008	—	2,263,956	2,363,057	—	—	4,627,013
Notified	—	—	—	2,791,968	—	2,791,968
Cancelled(d)	2,840	(43,822)	(29,504)	(19,220)	—	(89,706)
Finally granted (c)(d)	(2,840)	(2,220,134)	(336)	—	—	(2,223,310)
Outstanding as of January 1, 2009	—	—	2,333,217	2,772,748	—	5,105,965
Notified	—	—		—	2,972,018	2,972,018
Cancelled	1,928	2,922	(12,418)	(9,672)	(5,982)	(23,222)
Finally granted(c)(d)	(1,928)	(2,922)	(2,320,799)	(600)	—	(2,326,249)
Outstanding as of December 31, 2009	—	—	—	2,762,476	2,966,036	5,728,512

(a)	The number of restricted shares was multiplied by four on May 18, 2006, to take into account the four-for-one stock split approved by the shareholders’ meeting.
(b)	The grant date corresponds to the date of the Board of Directors meeting that awarded the options, except for the options awarded by the Board of Directors at their meeting of September 9, 2008, and granted on October 9, 2008.
(c)	Restricted shares finally granted following the death of their beneficiaries (2005, 2006 and 2007 Plans for fiscal year 2007, 2007 Plan for fiscal year 2008, 2008 Plan for fiscal year 2009).
(d)	For the 2005 Plan and 2006 Plan: final restricted share grants for which entitlement right had been cancelled erroneously.

The grant of restricted shares, which are bought back by the Company on the market, becomes final after a 2-year vesting period (acquisition of the right to restricted shares). The final grant of these shares is subject to a continued employment condition and a performance condition. Moreover, the transfer of the restricted shares, that were definitely granted, will not be permitted between the date of final grant and the end of a two-year mandatory holding period.

The continued employment condition states that the termination of the employment contract during the vesting period will also terminate the grantee’s right to a restricted share grant.

For the 2009 Plan, the performance condition approved by the Board of Directors states that the half of the number of restricted shares finally granted above 100 shares is based on the average ROE of the Group. The average ROE is calculated based on the consolidated accounts published by TOTAL for fiscal years 2009 and 2010. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and
•	is equal to 100% if the average ROE is greater than or equal to 18%.

For the 2007 and 2008 Plans, the performance condition approved by the Board of Directors states that the number of restricted shares finally granted is based on the ROE of the Group. The ROE is calculated based on the consolidated accounts published by TOTAL for the fiscal year preceding the final grant. This acquisition rate:

•	is equal to zero if the ROE is less than or equal to 10%;
•	varies on a straight-line basis between 0% and 80% if the ROE is greater than 10% and less than 18%;
•	varies on a straight-line basis between 80% and 100% if the ROE is greater than or equal to 18% and less than 30%; and
•	is equal to 100% if the ROE is more than or equal to 30%.

For the 2005, 2006 and 2007 Plans, the acquisition rate of the granted shares, linked to the performance condition, amounted to 100%.

E. SHARE-BASED PAYMENT EXPENSE

Share-based payment expense before tax for the year 2009 amounts to €106 million and can be broken down as follows:

•	€38 million for TOTAL share subscription plans; and
•	€68 million for TOTAL restricted shares plans.

Share-based payment expense before tax for the year 2008 amounted to € 154 million and can be broken down as follows:

•	€61 million for TOTAL share subscription plans;
•	€105 million for TOTAL restricted shares plans; and
•	€(12) million for the adjustment to the expense booked in 2007 related to TOTAL capital increase reserved for employees (see Note 17 to the Consolidated Financial Statements).

Share-based payment expense before tax for the year 2007 amounted to €196 million and can be broken down as follows:

•	€65 million for TOTAL share subscription plans;
•	€109 million for TOTAL restricted shares plans; and
•	€22 million for TOTAL capital increase reserved for employees (see Note 17 to the Consolidated Financial Statements).

The fair value of the options granted in 2009, 2008 and 2007 has been measured according to the Black- Scholes method and based on the following assumptions:

For the year ended December 31,	2009	2008	2007
Risk free interest rate (%)(a)	2.9	4.3	4.9
Expected dividends (%)(b)	4.8	8.4	3.9
Expected volatility (%)(c)	31.0	32.7	25.3
Vesting period (years)	2	2	2
Exercise period (years)	8	8	8
Fair value of the granted options (€ per option)	8.4	5.0	13.9

(a)	Zero coupon Euro swap rate at 6 years.
(b)	The expected dividends are based on the price of TOTAL share derivatives traded on the markets.
(c)	The expected volatility is based on the implied volatility of TOTAL share options and of share indices options traded on the markets.

The cost of capital increases reserved for employees is reduced to take into account the nontransferability of the shares that could be subscribed by the employees over a period of five years. The valuation method of nontransferability of the shares is based on a strategy cost in two steps consisting, first, in a five years forward sale of the nontransferable shares, and second, in purchasing the same number of shares in cash with a loan financing reimbursable “in fine”. During the year 2007, the main assumptions used for the valuation of the cost of capital increase reserved for employees were the following:

For the year ended December 31,	2007
Date of the Board of Directors meeting that decided the issue	November 6, 2007
Subscription price (€)	44.4
Share price at the date of the Board meeting (€)	54.6
Number of shares (in millions)(a)	10.6
Risk free interest rate (%)(b)	4.1
Employees loan financing rate (%)(c)	7.5
Non transferability cost (% of the share price at the date of the Board meeting)	14.9
Expense amount (€ per share)	2.1

(a)	The estimated expense as of December 31, 2007 was based on a subscription of the capital increase reserved for employees for 10.6 million shares. The subscription was opened from March 10 to 28, 2008 included, leading to the creation of 4,870,386 TOTAL shares in 2008 (see Note 17 to the Consolidated Financial Statements).
(b)	The risk-free interest rate is based on the French Treasury bonds rate for the appropriate maturity.
(c)	The employees loan financing rate is based on a 5 year consumer’s credit rate.

26) PAYROLL AND STAFF

For the year ended December 31, (€ million)	2009	2008	2007
Personnel expenses(a)
Wages and salaries (including social charges)	6,177	6,014	6,058
Group employees(a)
France
• Management	10,906	10,688	10,517
• Other	25,501	26,413	26,779
International
• Management	15,243	14,709	14,225
• Other	44,737	45,149	44,921
Total	96,387	96,959	96,442
(a)	Number of employees and personnel expenses of fully consolidated subsidiaries.

27) STATEMENT OF CASH FLOWS

A) Cash flow from operating activities

The following table gives additional information on cash paid or received in the cash flow from operating activities:

For the year ended December 31, (€ million)	2009	2008	2007
Interests paid	(678)	(958)	(1,680)
Interests received	148	505	1,277
Income tax paid	(6,202)	(10,631)	(9,687)
Dividends received	1,456	1,590	1,109

Changes in working capital are detailed as follows:

For the year ended December 31, (€ million)	2009	2008	2007
Inventories	(4,217)	4,020	(2,706)
Accounts receivable	(344)	3,222	(2,963)
Other current assets	1,505	(982)	(1,341)
Accounts payable	571	(3,056)	4,508
Other creditors and accrued liabilities	(831)	(633)	1,026
Net amount	(3,316)	2,571	(1,476)

B) Cash flow used in financing activities

Changes in non-current financial debt are detailed in the following table under a net value due to the high number of multiple drawings:

For the year ended December 31, (€ million)	2009	2008	2007
Issuance of non-current debt	6,309	5,513	3,313
Repayment of non-current debt	(787)	(2,504)	(93)
Net amount	5,522	3,009	3,220

C) Cash and cash equivalents

Cash and cash equivalents are detailed as follows:

For the year ended December 31, (€ million)	2009	2008	2007
Cash	2,448	1,836	1,930
Cash equivalents	9,214	10,485	4,058
Total	11,662	12,321	5,988

Cash equivalents are mainly composed of deposits less than three months deposited in government institutions or deposit banks selected in accordance with strict criteria.

28) FINANCIAL ASSETS AND LIABILITIES ANALYSIS PER INSTRUMENTS CLASS AND STRATEGY

The financial assets and liabilities disclosed on the face of the balance sheet are detailed as follows:

As of December 31, 2009 (€ million) Assets/(Liabilities)	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,367								2,367	2,367
Other investments		1,162							1,162	1,162
Hedging instruments of non-current financial debt					889	136			1,025	1,025
Other non-current assets	1,284								1,284	1,284
Accounts receivable, net								15,719	15,719	15,719
Other operating receivables			1,029					4,116	5,145	5,145
Current financial assets	55		53		197		6		311	311
Cash and cash equivalents								11,662	11,662	11,662
Total financial assets	3,706	1,162	1,082	—	1,086	136	6	31,497	38,675	38,675
Total non-financial assets									89,078
Total assets									127,753

Non-current financial debt	(389)			(18,807)	(241)				(19,437)	(19,437)
Accounts payable								(15,383)	(15,383)	(15,383)
Other operating liabilities			(923)					(3,783)	(4,706)	(4,706)
Current borrowings	(4,849)			(2,145)					(6,994)	(6,994)
Other current financial liabilities			(25)		(97)		(1)		(123)	(123)
Total financial liabilities	(5,238)		(948)	(20,952)	(338)	—	(1)	(19,166)	(46,643)	(46,643)
Total non-financial liabilities									(81,110)
Total liabilities									(127,753)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

As of December 31, 2008 (€ million) Assets/(Liabilities)	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,005								2,005	2,005
Other investments		1,165							1,165	1,165
Hedging instruments of non-current financial debt					892				892	892
Other non-current assets	1,403								1,403	1,403
Accounts receivable, net			—					15,287	15,287	15,287
Other operating receivables			1,664					4,544	6,208	6,208
Current financial assets	1		86		100		—		187	187
Cash and cash equivalents								12,321	12,321	12,321
Total financial assets	3,409	1,165	1,750	—	992	—	—	32,152	39,468	39,468
Total non-financial assets									78,842
Total assets									118,310

Non-current financial debt	(414)			(15,337)	(440)				(16,191)	(16,191)
Accounts payable			—					(14,815)	(14,815)	(14,815)
Other operating liabilities			(1,033)					(3,264)	(4,297)	(4,297)
Current borrowings	(5,721)			(2,001)					(7,722)	(7,722)
Other current financial liabilities			(146)		(12)				(158)	(158)
Total financial liabilities	(6,135)		(1,179)	(17,338)	(452)	—	—	(18,079)	(43,183)	(43,183)
Total non-financial liabilities									(75,127)
Total liabilities									(118,310)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

As of December 31, 2007 (€ million) Assets / (Liabilities)	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,575								2,575	2,575
Other investments		1,291							1,291	1,291
Hedging instruments of non-current financial debt					460				460	460
Other non-current assets	851								851	851
Accounts receivable, net			464					18,665	19,129	19,129
Other operating receivables			519					3,911	4,430	4,430
Current financial assets	850		12		388		14		1,264	1,264
Cash and cash equivalents								5,988	5,988	5,988
Total financial assets	4,276	1,291	995	—	848		14	28,564	35,988	35,988
Total non-financial assets									77,553
Total assets									113,541

Non-current financial debt	(532)			(13,975)	(369)				(14,876)	(14,876)
Accounts payable			(243)					(17,940)	(18,183)	(18,183)
Other operating liabilities			(490)					(3,410)	(3,900)	(3,900)
Current borrowings	(2,655)			(1,958)					(4,613)	(4,613)
Other current financial liabilities			(59)		(1)				(60)	(60)
Total financial liabilities	(3,187)		(792)	(15,933)	(370)			(21,350)	(41,632)	(41,632)
Total non-financial liabilities									(71,909)
Total liabilities									(113,541)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

29) FAIR VALUE OF FINANCIAL INSTRUMENTS (EXCLUDING COMMODITY CONTRACTS)

A) IMPACT ON THE STATEMENT OF INCOME PER NATURE OF FINANCIAL INSTRUMENTS

Operating assets and liabilities

The impact on the statement of income is detailed as follows:

For the year ended December 31, (€ million)	2009	2008	2007
Assets available for sale (investments):
— dividend income on non-consolidated subsidiaries	210	238	218
— gains (losses) on disposal of assets	6	15	170
— other	(18)	(15)	(63)
Loans and receivables	41	100	(2)
Impact on net operating income	239	338	323

The impact in the statement of income mainly includes:

•	Dividends and gains or losses on disposal of other investments classified as “Other investments”;
•	Financial gains and depreciation on loans related to equity affiliates, non-consolidated companies and on receivables reported in “Loans and receivables”.

Assets and liabilities from financing activities

The impact on the statement of income of financing assets and liabilities is detailed as follows:

For the year ended December 31, (€ million)	2009	2008	2007
Loans and receivables	158	547	1,135
Financing liabilities and associated hedging instruments	(563)	(996)	(1,721)
Fair value hedge (ineffective portion)	33	(4)	(26)
Assets and liabilities held for trading	(26)	(74)	73
Impact on the cost of net debt	(398)	(527)	(539)

The impact on the statement of income mainly includes:

•	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;
•

Financial expense of long term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short term financing classified as “Financing liabilities and associated hedging instruments”;

•	Ineffective portion of bond hedging; and
•	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

Financial derivative instruments used for cash management purposes (interest rate and foreign exchange) are considered to be held for trading. Based on practical documentation issues, the Group did not elect to set up hedge accounting for such instruments. The impact on income of the derivatives is offset by the impact of loans and current liabilities they are related to. Therefore these transactions taken as a whole do not have a significant impact on the Consolidated Financial Statements.

B) IMPACT OF THE HEDGING STRATEGIES

Fair value hedge

The impact on the statement of income of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31, (€ million)	2009	2008	2007
Revaluation at market value of bonds	(183)	(66)	137
Swap hedging of bonds	216	62	(163)
Ineffective portion of the fair value hedge	33	(4)	(26)

The ineffective portion is not representative of the Group’s performance considering the Group’s objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.

Net investment hedge

These instruments are recorded directly in shareholders’ equity under “Currency translation adjustments”. The variations of the period are detailed in the table below:

For the year ended December 31, (€ million)	As of January 1,	Variations	Disposals	As of December 31,
2009	124	(99)	—	25
2008	29	95	—	124
2007	(188)	217	—	29

As of December 31, 2009, the fair value of the open instruments amounts to €5 million compared to zero in 2008 and €14 million in 2007.

Cash flow hedge

The impact on the statement of income and on equity of the bond hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31, (€ million)	2009	2008	2007
Profit (Loss) recorded in equity during the period	128	—	—
Recycled amount from equity to the income statement during the period	221	—	—

As of December 31, 2009, the ineffective portion of these financial instruments is equal to zero.

C) MATURITY OF DERIVATIVE INSTRUMENTS

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

As of December 31, 2009 (€ million)		Notional value(a)
Assets/(Liabilities)	Fair value	Total	2010	2011	2012	2013	2014	2015 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(241)	4,615
Swaps hedging fixed-rates bonds (assets)	889	11,076
Total swaps hedging fixed-rates bonds (assets and liabilities)	648	15,691	—	3,345	2,914	3,450	1,884	4,098
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(97)	912
Swaps hedging fixed-rates bonds (current portion) (assets)	197	1,084
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	100	1,996	1,996
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)
Swaps hedging fixed-rates bonds (assets)	136	1,837			295			1,542
Total swaps hedging fixed-rates bonds (assets and liabilities)	136	1,837			295			1,542
Swaps hedging fixed-rates bonds (current portion) (liabilities)
Swaps hedging fixed-rates bonds (current portion) (assets)
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)
Net investment hedge
Currency swaps and forward exchange contracts (assets)	6	701
Currency swaps and forward exchange contracts (liabilities)	(1)	224
Total swaps hedging net investments	5	925	925
Held for trading
Other interest rate swaps (assets)		1,459
Other interest rate swaps (liabilities)	(1)	10,865
Total other interest rate swaps (assets and liabilities)	(1)	12,324	12,208	114				2
Currency swaps and forward exchange contracts (assets)	53	4,017
Currency swaps and forward exchange contracts (liabilities)	(24)	3,456
Total currency swaps and forward exchange contracts (assets and liabilities)	29	7,473	7,224		52	50	47	100

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2008 (€ million)		Notional value(a)
ASSETS/(LIABILITIES)	Fair value	Total	2009	2010	2011	2012	2013	2014 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(440)	9,309
Swaps hedging fixed-rates bonds (assets)	892	4,195
Total swaps hedging fixed-rates bonds (assets and liabilities)	452	13,504		2,048	3,373	3,233	3,032	1,818
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(12)	92
Swaps hedging fixed-rates bonds (current portion) (assets)	100	1,871
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	88	1,963	1,963
Net investment hedge
Currency swaps and forward exchange contracts (liabilities)	—	1,347	1,347
Held for trading
Other interest rate swaps (assets)	—	2,853
Other interest rate swaps (liabilities)	(4)	5,712
Total other interest rate swaps (assets and liabilities)	(4)	8,565	8,559	4				2
Currency swaps and forward exchange contracts (assets)	86	5,458
Currency swaps and forward exchange contracts (liabilities)	(142)	2,167
Total currency swaps and forward exchange contracts (assets and liabilities)	(56)	7,625	6,595	483	114	67	76	290

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2007 (€ million)		Notional value(a)
ASSETS/(LIABILITIES)	Fair value	Total	2008	2009	2010	2011	2012	2013 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(369)	7,506
Swaps hedging fixed-rates bonds (assets)	460	3,982
Total swaps hedging fixed-rates bonds (assets and liabilities)	91	11,488		1,910	1,836	2,725	2,437	2,580
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(1)	306
Swaps hedging fixed-rates bonds (current portion) (assets)	388	1,265
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	387	1,571	1,571
Net investment hedge
Currency swaps and forward exchange contracts (assets)	14	695	695
Held for trading
Other interest rate swaps (assets)	1	8,249
Other interest rate swaps (liabilities)	—	3,815
Total other interest rate swaps (assets and liabilities)	1	12,064	12,058	—	4	—	—	2
Currency swaps and forward exchange contracts (assets)	11	2,594
Currency swaps and forward exchange contracts (liabilities)	(59)	3,687
Total currency swaps and forward exchange contracts (assets and liabilities)	(48)	6,281	6,207	42	2	6	8	16

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

D) FAIR VALUE HIERARCHY

The fair value hierarchy for financial instruments excluding commodity contracts is as follows:

As of December 31, 2009 (€ million)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Fair value hedge instruments	—	748	—	748
Cash flow hedge instruments	—	136	—	136
Net investment hedge instruments	—	5	—	5
Assets and liabilities held for trading	—	28	—	28
Assets available for sale	232	—	—	232
Total	232	917	—	1,149

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

30) FINANCIAL INSTRUMENTS RELATED TO COMMODITY CONTRACTS

Financial instruments related to oil, gas and power activities as well as related currency derivatives are recorded at fair value under “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

As of December 31, 2009 (€ million)
Assets/(Liabilities)	Carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	(29)	(29)
Freight rate swaps	—	—
Forwards(a)	(9)	(9)
Options	21	21
Futures	(17)	(17)
Options on futures	6	6
Total crude oil, petroleum products and freight rates	(28)	(28)
Gas & Power activities
Swaps	52	52
Forwards(a)	78	78
Options	4	4
Futures	—	—
Total Gas & Power	134	134
Total	106	106
Total of fair value non recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	From 2008, when the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid on the face of the balance sheet, this fair value is set to zero.

As of December 31, 2008 (€ million)
ASSETS/(LIABILITIES)	Carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	141	141
Freight rate swaps	8	8
Forwards(a)	(120)	(120)
Options	—	—
Futures	17	17
Options on futures	(7)	(7)
Total crude oil, petroleum products and freight rates	39	39
Gas & Power activities
Swaps	(48)	(48)
Forwards(a)	659	659
Options	—	—
Futures	(19)	(19)
Total Gas & Power	592	592
Total	631	631
Total of fair value non recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	From 2008, when the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid on the face of the balance sheet, this fair value is set to zero.

As of December 31, 2007 (€ million)
ASSETS/(LIABILITIES)	Carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	(149)	(149)
Freight rate swaps	(3)	(3)
Forwards(a)	(4)	(4)
Options	272	272
Futures	(97)	(97)
Options on futures	(1)	(1)
Total crude oil, petroleum products and freight rates	18	18
Gas & Power activities
Swaps	4	4
Forwards(a)	213	213
Options	—	—
Futures	15	15
Total Gas & Power	232	232
Total	250	250
Total of fair value non recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	From 2008, when the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid on the face of the balance sheet, this fair value is set to zero.

Most commitments on crude oil and refined products have a short term maturity (less than one year). The maturity of most Gas & Power energy derivatives is less than three years forward.

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31, (€ million)	Fair value as of January 1,	Impact on income	Settled contracts	Other	Fair value as of December 31,
Crude oil, petroleum products and freight rates activities
2009	39	1,713	(1,779)	(1)	(28)
2008	18	1,734	(1,715)	2	39
2007	102	1,381	(1,460)	(5)	18

Gas & Power activities
2009	592	327	(824)	39	134
2008	232	787	(310)	(117)	592
2007	(79)	489	(163)	(15)	232

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

As of December 31, 2009 (€ million)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	(45)	17	—	(28)
Gas & Power activities	140	(6)	—	134
Total	95	11	—	106

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

31) MARKET RISKS

Oil and gas market related risks

Due to the nature of its business, the Group has significant oil and gas trading activities as part of its day-to-day operations in order to optimize revenues from its oil and gas production and to obtain favorable pricing to supply its refineries.

In its international oil trading business, the Group follows a policy of not selling its future production. However, in connection with this trading business, the Group, like most other oil companies, uses energy derivative instruments to adjust its exposure to price fluctuations of crude oil, refined products, natural gas and electricity. The Group also uses freight rate derivative contracts in its shipping business to adjust its exposure to freight-rate fluctuations. To hedge against this risk, the Group uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets. The list of the different derivatives held by the Group in these markets is detailed in Note 30 to the Consolidated Financial Statements.

The Trading & Shipping division measures its market risk exposure, i.e. potential loss in fair values, on its crude oil, refined products and freight rates trading activities using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the last 400 business days for all instruments and maturities in the global trading activities. Options are systematically reevaluated using appropriate models.

The potential movement in fair values corresponds to a 97.5% value-at-risk type confidence level. This means that the Group’s portfolio result is likely to exceed the value-at-risk loss measure once over 40 business days if the portfolio exposures were left unchanged.

Trading & Shipping: value-at-risk with a 97.5% probability

As of December 31, (€ million)	High	Low	Average	Year end
2009	18.8	5.8	10.2	7.6
2008	13.5	2.8	6.9	11.8
2007	11.6	3.3	6.7	5.4

As part of its gas and power trading activity, the Group also uses derivative instruments such as futures,

forwards, swaps and options in both organized and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. The Gas & Power division measures its market risk exposure, i.e. potential loss in fair values, on its trading business using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a one-day period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the past two years for all instruments and maturities in the global trading business.

Gas & Power trading: value-at-risk with a 97.5% probability

As of December 31, (€ million)	High	Low	Average	Year end
2009	9.8	1.9	5.0	4.8
2008	16.3	1.3	5.0	1.4
2007(a)	18.2	3.2	7.9	4.3
(a)	Data takes into account historical price movements over one year.

The Group has implemented strict policies and procedures to manage and monitor these market risks. These are based on the splitting of supervisory functions from operational functions and on an integrated information system that enables real-time monitoring of trading activities.

Limits on trading positions are approved by the Group’s Executive Committee and are monitored daily. To increase flexibility and encourage liquidity, hedging operations are performed with numerous independent operators, including other oil companies, major energy producers or consumers and financial institutions. The Group has established counterparty limits and monitors outstanding amounts with each counterparty on an ongoing basis.

Financial markets related risks

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are principally interest rate and currency swaps. The Group may also use, on a less frequent basis, futures, caps, floors and options contracts. These operations and their accounting treatment are detailed in Notes 1 paragraph M, 20, 28 and 29 to the Consolidated Financial Statements.

Risks relative to cash management operations and to interest rate and foreign exchange financial instruments are managed according to rules set by the Group’s senior management, which provide for regular pooling of available cash balances, open positions and management of the financial instruments by the Treasury Department. Excess cash of the Group is deposited mainly in government institutions or deposit banks through deposits, reverse repurchase agreements and purchase of commercial paper. Liquidity positions and the management of financial instruments are centralized by the Treasury Department, where they are managed by a team specialized in foreign exchange and interest rate market transactions.

The Cash Monitoring-Management Unit within the Treasury Department monitors limits and positions per bank on a daily basis and reports results. This unit also prepares marked-to-market valuations and, when necessary, performs sensitivity analysis.

Counterparty risk

The Group has established standards for market transactions under which bank counterparties must be approved in advance, based on an assessment of the counterparty’s financial soundness (multi-criteria analysis including a review of market prices and of the Credit Default Swap (CDS), its ratings with Standard & Poor’s and Moody’s, which must be of high quality, and its overall financial condition).

An overall authorized credit limit is set for each bank and is allotted among the subsidiaries and the Group’s central treasury entities according to their needs.

To reduce the market values risk on its commitments, in particular for swaps set as part of bonds issuance, the Treasury Department also developed a system of margin call that is gradually implemented with significant counterparties.

Currency exposure

The Group seeks to minimize the currency exposure of each entity to its functional currency (primarily the euro, the dollar, the pound sterling and the Norwegian krone).

For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and, in some cases, on the forward market. The Group rarely hedges future cash flows, although it may use options to do so.

With respect to currency exposure linked to non-current assets booked in a currency other than the euro, the Group has a policy of reducing the related currency exposure by financing these assets in the same currency.

Net short-term currency exposure is periodically monitored against limits set by the Group’s senior management.

The non-current debt described in Note 20 to the Consolidated Financial Statements is generally raised by the corporate treasury entities either directly in dollars or euros, or in other currencies which are then exchanged for dollars or euros through swaps issues to appropriately match general corporate needs. The proceeds from these debt issuances are loaned to affiliates whose accounts are kept in dollars or in euros. Thus, the net sensitivity of these positions to currency exposure is not significant.

The Group’s short-term currency swaps, the notional value of which appears in Note 29 to the Consolidated Financial Statements, are used to attempt to optimize the centralized cash management of the Group. Thus, the sensitivity to currency fluctuations which may be induced is likewise considered negligible.

Short-term interest rate exposure and cash

Cash balances, which are primarily composed of euros and dollars, are managed according to the guidelines established by the Group’s senior management (maintain an adequate level of liquidity, optimize revenue from investments considering existing interest rate yield curves, and minimize the cost of borrowing) over a less than twelve-month horizon and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modifying currency exposure.

Interest rate risk on non-current debt

The Group’s policy consists of incurring non-current debt primarily at a floating rate, or, if the opportunity arises at the time of an issuance, at a fixed rate. Debt is incurred in dollars or in euros according to general corporate needs. Long-term interest rate and currency swaps may be used to hedge bonds at their issuance in order to create a variable or fixed rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, TOTAL may also enter into long-term interest rate swaps.

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2009, 2008 and 2007.

			Change in fair value due to a change in interest rate by
ASSETS/(LIABILITIES)	Carrying amount	Estimated fair value	+ 10 basis points	- 10 basis points
As of December 31, 2009 (€ million)
Bonds (non-current portion, before swaps)	(18,368)	(18,368)	75	(75)
Swaps hedging fixed-rates bonds (liabilities)	(241)	(241)
Swaps hedging fixed-rates bonds (assets)	1,025	1,025
Total swaps hedging fixed-rates bonds (assets and liabilities)	784	784	(57)	57
Current portion of non-current debt after swap (excluding capital lease obligations)	(2,111)	(2,111)	3	(3)
Other interest rates swaps	(1)	(1)	1	(1)
Currency swaps and forward exchange contracts	34	34	—	—

			Change in fair value due to a change in interest rate by
ASSETS/(LIABILITIES)	Carrying amount	Estimated fair value	+ 10 basis points	- 10 basis points
As of December 31, 2008 (€ million)
Bonds (non-current portion, before swaps)	(14,119)	(14,119)	47	(43)
Swaps hedging fixed-rates bonds (liabilities)	(440)	(440)
Swaps hedging fixed-rates bonds (assets)	892	892
Total swaps hedging fixed-rates bonds (assets and liabilities)	452	452	(44)	44
Current portion of non-current debt after swap (excluding capital lease obligations)	(2,025)	(2,025)	3	(3)
Other interest rates swaps	(4)	(4)	1	(1)
Currency swaps and forward exchange contracts	(56)	(56)	—	—

			Change in fair value due to a change in interest rate by
ASSETS/(LIABILITIES)	Carrying amount	Estimated fair value	+ 10 basis points	- 10 basis points
As of December 31, 2007 (€ million)
Bonds (non-current portion, before swaps)	(11,741)	(11,741)	37	(37)
Swaps hedging fixed-rates bonds (liabilities)	(369)	(369)
Swaps hedging fixed-rates bonds (assets)	460	460
Total swaps hedging fixed-rates bonds (assets and liabilities)	91	91	(39)	38
Current portion of non-current debt after swap (excluding capital lease obligations)	(1,669)	(1,669)	(1)	1
Other interest rates swaps	1	1	—	—
Currency swaps and forward exchange contracts	(34)	(34)	—	—

The impact of changes in interest rates on the cost of net debt before tax is as follows:

For the year ended December 31, (€ million)	2009	2008	2007
Cost of net debt	(398)	(527)	(539)
Interest rate translation of + 10 basis points	(11)	(11)	(12)
Interest rate translation of - 10 basis points	11	11	12
Interest rate translation of + 100 basis points	(108)	(113)	(116)
Interest rate translation of - 100 basis points	108	113	116

As a result of the policy for the management of currency exposure previously described, the Group’s sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional currency is the dollar and, to a lesser extent, the pound sterling and the Norwegian krone.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in shareholders’ equity which, in the course of the last three fiscal years, is essentially related to the fluctuation of dollar and pound sterling and is set forth in the table below:

	Euro / Dollar exchange rates	Euro / Pound sterling exchange rates
As of December 31, 2009	1.44	0.89
As of December 31, 2008	1.39	0.95
As of December 31, 2007	1.47	0.73

As of December 31, 2009 (€ million)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	57,621	27,717	18,671	5,201	6,032
Currency translation adjustment before net investment hedge	(5,074)		(3,027)	(1,465)	(582)
Net investment hedge — open instruments	5		6	(1)
Shareholders’ equity at exchange rate as of December 31, 2009	52,552	27,717	15,650	3,735	5,450

As of December 31, 2008 (€ million)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	53,868	25,084	15,429	5,587	7,768
Currency translation adjustment before net investment hedge	(4,876)	—	(2,191)	(1,769)	(916)
Net investment hedge — open instruments	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2008	48,992	25,084	13,238	3,818	6,852

As of December 31, 2007 (€ million)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	49,254	22,214	12,954	5,477	8,609
Currency translation adjustment before net investment hedge	(4,410)	—	(3,501)	(289)	(620)
Net investment hedge — open instruments	14	—	14	—	—
Shareholders’ equity at exchange rate as of December 31, 2007	44,858	22,214	9,467	5,188	7,989

As a result of this policy, the impact of currency exchange rate fluctuations on consolidated income, as illustrated in Note 7 to the Consolidated Financial Statements, has not been significant over the last three years despite the considerable fluctuation of the dollar (loss of €32 million in 2009, gain of €112 million in 2008, gain of €35 million in 2007).

Stock	market risk

The Group holds interests in a number of publicly-traded companies (see Notes 12 and 13 to the Consolidated Financial Statements). The market value of these holdings fluctuates due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity risk

TOTAL S.A. has confirmed lines of credit granted by international banks, which are calculated to allow it to manage its short-term liquidity needs as required.

As of December 31, 2009, these lines of credit amounted to $9,322 million, of which $9,289 million were unused. The agreements for the lines of credit granted to TOTAL S.A. do not contain conditions related to the Company’s financial ratios, to its financial ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position. As of December 31, 2009, the aggregate amount of the principal confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $10,084 million of which $10,051 million were unused. The lines of credit granted to Group companies other than TOTAL S.A. are not intended to finance the Group’s general needs; they are intended to finance either the general needs of the borrowing subsidiary or a specific project.

The following tables show the maturity of the financial assets and liabilities of the Group as of December 31, 2009, 2008 and 2007 (see Note 20 to the Consolidated Financial Statements).

ASSETS/(LIABILITIES) As of December 31, 2009 (€ million)	Less than one year	Between 1 year and 5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)		(12,589)	(5,823)	(18,412)
Current borrowings	(6,994)			(6,994)
Other current financial liabilities	(123)			(123)
Current financial assets	311			311
Cash and cash equivalents	11,662			11,662
Net amount before financial expense	4,856	(12,589)	(5,823)	(13,556)
Financial expense on non-current financial debt	(768)	(2,007)	(1,112)	(3,887)
Interest differential on swaps	447	342	(55)	734
Net amount	4,535	(14,254)	(6,990)	(16,709)

As of December 31, 2008 (€ million)	Less than one year	Between 1 year and 5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)		(13,206)	(2,093)	(15,299)
Current borrowings	(7,722)			(7,722)
Other current financial liabilities	(158)			(158)
Current financial assets	187			187
Cash and cash equivalents	12,321			12,321
Net amount before financial expense	4,628	(13,206)	(2,093)	(10,671)
Financial expense on non-current financial debt	(554)	(1,431)	(174)	(2,159)
Interest differential on swaps	118	410	(7)	521
Net amount	4,192	(14,227)	(2,274)	(12,309)

As of December 31, 2007 (€ million)	Less than one year	Between 1 year and 5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)		(11,424)	(2,992)	(14,416)
Current borrowings	(4,613)			(4,613)
Other current financial liabilities	(60)			(60)
Current financial assets	1,264			1,264
Cash and cash equivalents	5,988			5,988
Net amount before financial expense	2,579	(11,424)	(2,992)	(11,837)
Financial expense on non-current financial debt	(532)	(1,309)	(226)	(2,067)
Interest differential on swaps	(29)	(80)	(44)	(153)
Net amount	2,018	(12,813)	(3,262)	(14,057)

In addition, the Group guarantees bank debt and finance lease obligations of certain non-consolidated companies and equity affiliates. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. Maturity dates and amounts are set forth in Note 23 to the Consolidated Financial Statements (“Guarantees given against borrowings”).

The Group also guarantees the current liabilities of certain non-consolidated companies. Performance under these guarantees would be triggered by a financial default of these entities. Maturity dates and amounts are set forth in Note 23 to the Consolidated Financial Statements (“Guarantees of current liabilities”).

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2009, 2008 and 2007 (see Note 28 to the Consolidated Financial Statements).

As of December 31 (€ million)
ASSETS/(LIABILITIES)	2009	2008	2007
Accounts payable	(15,383)	(14,815)	(18,183)
Other operating liabilities	(4,706)	(4,297)	(3,900)
including financial instruments related to commodity contracts	(923)	(1,033)	(733)
Accounts receivable, net	15,719	15,287	19,129
Other operating receivables	5,145	6,208	4,430
including financial instruments related to commodity contracts	1,029	1,664	983
Total	775	2,383	1,476

These financial assets and liabilities mainly have a maturity date below one year.

Credit risk

Credit risk is defined as the risk of the counterparty to a contract failing to perform or pay the amounts due.

The Group is exposed to credit risks in its operating and financing activities. The Group’s maximum exposure to credit risk is partially related to financial assets recorded on its balance sheet, including energy derivative instruments that have a positive market value.

The following table presents the Group’s maximum credit risk exposure:

As of December 31, (€ million)
Assets/(Liabilities)	2009	2008	2007
Loans to equity affiliates (Note 12)	2,367	2,005	2,575
Loans and advances (Note 14)	1,284	1,403	851
Hedging instruments of non-current financial debt (Note 20)	1,025	892	460
Accounts receivable (Note 16)	15,719	15,287	19,129
Other operating receivables (Note 16)	5,145	6,208	4,430
Current financial assets (Note 20)	311	187	1,264
Cash and cash equivalents (Note 27)	11,662	12,321	5,988
Total	37,513	38,303	34,697

The valuation allowance on loans and advances and on accounts receivable and other operating receivables is detailed respectively in Notes 14 and 16 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, the Group has developed margin call contracts with certain counterparties. As of December 31, 2009, the net amount paid or received as part of these margin calls was €693 million.

Credit risk is managed by the Group’s business segments as follows:

•	Upstream Segment

-	Exploration & Production

Risks arising under contracts with government authorities or other oil companies or under long-term supply contracts necessary for the development of projects are evaluated during the project approval process. The long-term aspect of these contracts and the high-quality of the other parties lead to a low level of credit risk.

Risks related to commercial operations, other than those described above (which are, in practice, directly monitored by subsidiaries), are subject to procedures for establishing and reviewing credit.

Customer receivables are subject to provisions on a case-by-case basis, based on prior history and management’s assessment of the facts and circumstances.

-	Gas & Power

The Gas & Power division deals with counterparties in the energy, industrial and financial sectors throughout the world, primarily in Europe and North America. Financial institutions providing credit risk coverage are highly rated international bank and insurance groups.

Potential counterparties are subject to credit assessment and approval before concluding transactions and are thereafter subject to regular review, including re-appraisal and approval of the limits previously granted.

The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as data published by rating agencies. On this basis, credit limits are defined for each potential counterparty and, where appropriate, transactions are subject to specific authorizations.

Credit exposure, which is essentially an economic exposure or an expected future physical exposure, is permanently monitored and subject to sensitivity measures.

Credit risk is mitigated by the systematic use of industry standard contractual frameworks that permit netting, enable requiring added security in case of adverse change in the counterparty risk, and allow for termination of the contract upon occurrence of certain events of default.

•	Downstream Segment

-	Refining & Marketing

Internal procedures for the Refining & Marketing division include rules on credit risk that describe the basis of internal control in this domain, including the separation of authority between commercial and financial operations. Credit policies are defined at the local level, complemented by the implementation of procedures to monitor customer risk (credit committees at the subsidiary level, the creation of credit limits for corporate customers, portfolio guarantees, etc.).

Each entity also implements monitoring of its outstanding receivables. Risks related to credit may be mitigated or limited by requiring security or guarantees.

Bad debts are provisioned on a case-by-case basis at a rate determined by management based on an assessment of the facts and circumstances.

-	Trading & Shipping

Trading & Shipping deals with commercial counterparties and financial institutions located throughout the world. Counterparties to physical and derivative transactions are primarily entities involved in the oil and gas industry or in the trading of energy commodities, or financial institutions. Credit risk coverage is concluded with financial institutions, international banks and insurance groups selected in accordance with strict criteria.

The Trading & Shipping division has a strict policy of internal delegation of authority governing establishment of country and counterparty credit limits and approval of specific transactions. Credit exposures contracted under these limits and approvals are monitored on a daily basis.

Potential counterparties are subject to credit assessment and approval prior to any transaction being concluded and all active counterparties are subject to regular reviews, including re-appraisal and approval of granted limits. The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as ratings published by Standard & Poor’s, Moody’s Investors Service and other agencies.

Contractual arrangements are structured so as to maximize the risk mitigation benefits of netting between transactions wherever possible and additional protective terms providing for the provision of security in the event of financial deterioration and the termination of transactions on the occurrence of defined default events are used to the greatest permitted extent.

Credit risks in excess of approved levels are secured by means of letters of credit and other guarantees, cash deposits and insurance arrangements. In respect of derivative transactions, risks are secured by margin call contracts wherever possible.

•	Chemicals Segment

Credit risk in the Chemicals segment is primarily related to commercial receivables. Each division implements procedures for managing and provisioning credit risk that differ based on the size of the subsidiary and the market in which it operates. The principal elements of these procedures are:

•	implementation of credit limits with different authorization procedures for possible credit overruns;

•	use of insurance policies or specific guarantees (letters of credit);
•	regular monitoring and assessment of overdue accounts (aging balance), including collection procedures; and
•	provisioning of bad debts on a customer-by-customer basis, according to payment delays and local payment practices.

32) OTHER RISKS AND CONTINGENT LIABILITIES

TOTAL is not currently aware of any event, litigation, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

ANTITRUST INVESTIGATIONS

1. Following investigations into certain commercial practices in the chemicals industry in the United States, some subsidiaries of the Arkema(1) group have been involved in criminal investigations, closed as of today, and civil liability lawsuits in the United States for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema. In January 2005, under one of these investigations, the European Commission fined Arkema €13.5 million and jointly fined Arkema and Elf Aquitaine €45 million. The appeal from Arkema and Elf Aquitaine before the Court of First Instance of the European Union has been rejected on September 30, 2009. A recourse before the Court of Justice of the European Communities has been filed.

The Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations. In May 2006, the European Commission fined Arkema €78.7 million and €219.1 million, as a result of, respectively, each of these two proceedings. Elf Aquitaine was held jointly and severally liable for, respectively, €65.1 million and €181.35 million of these fines while TOTAL S.A. was held jointly and severally liable, respectively, for €42 million and €140.4 million. TOTAL S.A., Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in August 2007 concerning alleged anti-competitive practices related to another line of chemical products. As a result, in June 2008, Arkema and Elf Aquitaine have been jointly and severally fined in an amount of € 22.7 million and individually in an amount of €20.43 million for Arkema and €15.89 million for Elf Aquitaine. The companies concerned appealed this decision to the relevant European court.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in March 2009 concerning alleged anti-competitive practices related to another line of chemical products. The decision has been rendered by the Commission in November 2009. The companies have been jointly and severally fined in an amount of €11 million and individually in an amount of €9.92 million for Arkema and €7.71 million for Elf Aquitaine. The concerned companies will appeal this decision to the relevant European Court.

No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in the practices questioned in these proceedings, and the fines received are based solely on their status as parent companies.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema, as well as TOTAL S.A. and Elf Aquitaine.

2. As part of the agreement relating to the spin-off of Arkema, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for certain risks related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years that began in 2006, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings.

The guarantee covering the risks related to anticompetition violations in Europe applies to amounts above a € 176.5 million threshold.

(1)	Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from Total S.A. in May 2006.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

3. The Group has recorded provisions amounting to €43 million in its consolidated financial statements as of December 31, 2009 to cover the risks mentioned above.

4. Moreover, as a result of investigations started by the European Commission in October 2002 concerning certain Refining & Marketing subsidiaries of the Group, Total Nederland N.V. and TOTAL S.A. received a statement of objections in October 2004. These proceedings resulted, in September 2006, in Total Nederland N.V. being fined €20.25 million and in TOTAL S.A. as its parent company being held jointly responsible for €13.5 million of this amount, although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Nederland N.V. have appealed this decision to the Court of First Instance of the European Union.

In addition, in May 2007, Total France and TOTAL S.A. received a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. These proceedings resulted, in October 2008, in Total France being fined €128.2 million and in TOTAL S.A., as its parent company, being held jointly responsible although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Raffinage Marketing (the new corporate name of Total France) have appealed this decision to the Court of First Instance of the European Union.

Furthermore, in July 2009, the French antitrust Authority sent to TotalGaz and Total Raffinage Marketing a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division.

5. Given the discretionary powers granted to antitrust Authorities for determining fines, it is not currently possible to determine with certainty the ultimate outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial condition or results.

BUNCEFIELD

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot is operated by Hertfordshire Oil Storage Limited (HOSL), a company in which the British subsidiary of TOTAL holds 60% and another oil group holds 40%.

The explosion caused minor injuries to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared the British subsidiary of TOTAL responsible for the accident and solely liable for indemnifying the victims. TOTAL’s British subsidiary has appealed this decision. The appeal trial took place in January 2010 and a decision is expected during the first-half 2010.

With respect to civil liability the provision recorded in the Group’s consolidated financial statements as of December 31, 2009 amounts to
 € 295 million after payments already completed.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The residual amount to be received from insurers amounts to € 211 million as of December 31, 2009.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

On December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including the British subsidiary of TOTAL. In November 2009, the British subsidiary of TOTAL, pleaded guilty to charges brought by the prosecution and intends to claim/raise, into this framework, a number of elements likely to mitigate the impact of the charges brought against it.

ERIKA

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection. TOTAL S.A. was fined € 375,000. The court also ordered compensation to be paid to the victims of pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL believes that the finding of negligence and the related conviction for marine pollution are without substance as a matter of fact and as a matter of law. TOTAL also considers that this verdict is contrary to the intended aim of enhancing maritime transport safety.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it has nevertheless proposed to pay third parties who so request definitive compensation as determined by the court. To date, forty-one third parties have received compensation payments, representing an aggregate amount of €171.5 million.

The appeal was heard end of 2009 by the Court of Appeal in Paris. The decision of the Court is expected during the first-half 2010.

TOTAL S.A. believes that, based on a reasonable estimate of its liability, the case will not have a material impact on the Group’s financial situation or consolidated results.

33) OTHER INFORMATION

A) RESEARCH AND DEVELOPMENT COSTS

Research and development costs incurred by the Group in 2009 amounted to €650 million (€612 million in 2008 and €594 million in 2007), corresponding to 0.5% of the sales.

The staff dedicated in 2009 to these research and development activities are estimated at 4,016 people (4,285 in 2008 and 4,216 in 2007).

B) TAXES PAID TO MIDDLE EAST OIL-PRODUCING COUNTRIES FOR THE PORTION WHICH TOTAL HELD HISTORICALLY AS CONCESSIONS

Taxes paid for the portion that TOTAL held historically as concessions (Abu Dhabi offshore and onshore, Dubai offshore, Oman and Abu Al Bu Khoosh) included in operating expenses amounted to €1,871 million in 2009 (€3,301 million in 2008 and €2,505 million in 2007).

C) CARBON DIOXIDE EMISSION RIGHTS

The principles governing the accounting for emission rights are presented in Note 1 paragraph T to the Consolidated Financial Statements.

As of December 31, 2009, the Group sites’ position for emission rights is balanced between delivered/acquired emission rights and emissions for the year 2009.

34) POST-CLOSING EVENTS

A) DEVALUATION OF THE BOLIVAR

In January 2010, the President of Venezuela announced a devaluation of the Bolivar and the establishment of a dual exchange rate. Subsidiaries of the Group in this country operate mostly in the Upstream segment and are dollar functional currency entities. In this context, the devaluation of the Bolivar should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholders’ equity.

B) CREATION OF TOTALERG

On January 27, 2010, TOTAL and ERG signed an agreement to create a joint venture in the Italian marketing and refining business. The shareholder pact calls for joint governance as well as operating independence for the new entity. TOTAL and ERG will hold equity stakes of, respectively, 49% and 51%. Created through the merger of TOTAL Italia and ERG Petroli, the joint venture will be called “TotalErg” and will operate under both the TOTAL and ERG brands. TotalErg will become one of the largest marketing operators in Italy, with a retail market share of nearly 13% and over 3,400 service stations. The joint venture will also be active in the refining business, with a total capacity of around 8% of national demand. The transaction will be submitted to competition authorities for approval. Until then, TOTAL Italia and ERG Petroli will remain as separate, competing entities.

35) CONSOLIDATION SCOPE

As of December 31, 2009, 712 entities are consolidated of which 617 are fully consolidated, 12 are proportionally consolidated (identified with the letter P) and 83 are accounted for under the equity method (identified with the letter E).
This simplified organizational chart shows the main consolidated entities. For each of them, the Group interest is mentioned between brackets.
This chart of legal detentions is not exhaustive and does not reflect neither the operational structure nor the relative economic size of the Group entities and the business segments.

The business segments are identified with the following colors:
Upstream
Downstream
Chemicals
Holding

Treasury shares & TOTAL shares owned by Group subsidiaries : 4,8%
TOTAL S.A.
95,7%
Treasury shares: 0,5%
Elf Aquitaine (99,5%)
100%
Elf Exploration Production (99,5%)
TOTAL subsidiaries 100%
TOTAL E & P Kazakhstan (100%)
TOTAL E & P Nigeria SAS (100%)
Total Upstream Nigeria Ltd (100%)
TOTAL Coal South Africa Ltd (100%)
TOTAL Gasandes S.A. (100%)
TOTAL Coal International (100%)
CDF Energie (100%)
TOTAL Venezuela (100%)
Petrocedeño (30,3%) E
TOTAL E & P USA, Inc. (100%)
TOTAL E&P Canada Ltd (100%)
Total E&P Joslyn Ltd (100%)
Total Trading and Marketing Canada LP (100%)
TOTAL E & P Chine (100%)
TOTAL E & P Malaysia (100%)
TOTAL E & P Australia (100%)
TOTAL E & P Mauritanie (100%)
TOTAL E & P Madagascar (100%)
TOTAL E & P Iraq (100%)
TOTAL Energie Développement (100%)
Tenesol (50%) E
Photovoltech (50%) E
TOTAL Gaz & Energies Nouvelles Holding (100%)
Géosel (52,3%) E
Gaz Transport et Technigaz (30%) E
TOTAL Outre-Mer (100%)
TOTAL (China) Investments (100%)
Air Total International (100%)
TOTAL Refining Saudi Arabia SAS (100%)
Saudi Aramco Total Refining & Petrochemical Company (37,5%) E
Chartering & Shipping Services S.A. (100%)
TOTAL International Ltd (100%)
Atlantic Trading & Marketing (100%)
Total Trading Canada Limited (100%)
Cray Valley S.A. (100%)
TOTAL Chimie (100%)
Hutchinson S.A. (100%)
Total Petrochemicals Iberica (100%)
PetroFina S.A. (100%)
TOTAL Belgium (100%)
Omnium Insurance And Reinsurance Cy (100%)
TOTAL Gestion USA (100%)
TOTAL Holdings USA, Inc. (100%)
TOTAL Petrochemicals USA, Inc. (100%)
TOTAL Gas & Power North America (100%)
Hutchinson Corporation (100%)
TOTAL Capital (100%)
TOTAL Treasury (100%)
TOTAL Finance S.A. (100%)
TOTAL Finance Exploitation (100%)
TOTAL other subsidiaries
TOTAL South Africa (50,1%)
TOTAL Raffinaderij Nederland (55,0%) P
Total Tractebel Emirates Power Cy (50%) E
TOTAL RAFFINAGE MARKETING (99,8%)
ASB4 (99,8%)
Totalgaz SNC (99,8%)
TOTAL Lubrifiants S.A. (99,8%)
TOTAL Fluides (99,8%)
Urbaine des Pétroles (99,8%)
Total Especialidades Argentina S.A. (99,8%)
TOTAL (Philippines) Corp. (99,8%)
TOTAL Oil Asia-Pacific Pte Ltd (99,8%)
TOTAL E & P HOLDINGS (99,8%)
TOTAL E & P Russie (99,8%)
TOTAL (BTC) Ltd (99,8%)
TOTAL E & P Nigeria Ltd. (99,8%)
TOTAL E & P Algérie (99,8%)
TOTAL E & P Angola (99,8%)
TOTAL E&P Libye (99,8%)
TOTAL Abu Al Bu Khoosh (99,8%)
TOTAL South Pars (99,8%)
Elf Petroleum Iran (99,8%)
TOTAL E & P Oman (99,8%)
TOTAL Qatar Oil & Gas (99,8%)
TOTAL E & P Qatar (99,8%)
TOTAL E & P Syrie (99,8%)
TOTAL E & P Yemen (99,8%)
TOTAL E & P Indonésie (99,8%)
TOTAL E & P Myanmar (99,8%)
TOTAL Profils Pétroliers (99,8%)
TOTAL E & P Thailand (99,8%)
TOTAL Austral (99,8%)
TOTAL E & P Bolivie (99,8%)
TOTAL E&P Golfe Holdings Ltd (99,8%)
TOTAL E&P Golfe Ltd (99,8%)
Qatar Liquefied Gas Co. Ltd II (Train B) (16,7%) E
TOTAL LNG Angola Ltd (99,8%)
Angola LNG Ltd (13,6%) E
Brass Holdings Company Ltd (99,8%)
Brass LNG Ltd (17,0%) E
Qatar Liquefied Gas Company Ltd (10,0%) E
TOTAL Yemen LNG Company Ltd (99,8%)
Yemen LNG (39,5%) E
TOTAL Holding Dolphin Amont Ltd (99,8%)
TOTAL E&P Dolphin Upstream Ltd (99,8%)
TOTAL Dolphin Midstream Ltd (99,8%)
Dolphin Energy Ltd (24,5%) E
TOTAL HOLDINGS EUROPE (99,7%)
TOTAL Holdings UK Ltd (99,7%)
TOTAL Upstream UK Ltd (99,7%)
TOTAL Midstream UK Ltd (99,7%)
Elf Petroleum UK Plc (99,7%)
South Hook LNG Terminal Company Ltd (8,3%) E
TOTAL UK Ltd (99,7%)
Samsung Total Petrochemicals (49,9%) P
TOTAL E & P Norge AS (99,7%)
TOTAL Holdings Nederland B.V. (99,7%)
TOTAL E & P Nederland B.V. (99,7%)
TOTAL E & P Azerbaijan B.V. (99,7%)
TOTAL E & P Bornéo B.V. (99,7%)
Tepma Colombie (99,7%)
TOTAL Oil & Gas Venezuela B.V. (99,7%)
TOTAL Shtokman B.V. (99,7%)
Shtokman Development A.G. (24,9%) E
TOTAL Nederland N.V. (99,7%)
TOTAL Italia (99,7%)
TOTAL Mineraloel und Chemie GmbH (99,7%)
TOTAL Deutschland GmbH (99,8%)
TOTAL Raffinerie Mitteldeutschland (99,7%)
Atotech BV (99,7%)
Elf Aquitaine subsidiaries 100%
TOTAL E & P France (99,5%)
TOTAL E & P Congo (99,5%)
TOTAL Participations Pétrolières Gabon (99,5%)
TOTAL Gaz & Electricité Holdings France (99,5%)
TOTAL LNG Nigeria Ltd (99,5%)
TOTAL Infrastructures Gaz France (99,5%)
TOTAL Energie Gaz (99,5%)
TOTAL Gas & Power Mexico B.V. (99,5%)
Hazira LNG Private Ltd (25,9%) E
TOTAL (Africa) Ltd (99,5%)
TOTSA Total Oil Trading S.A. (99,5%)
Socap International Ltd (99,5%)
Sofax Banque (99,5%)
Socap SAS (99,5%)
Elf Aquitaine Fertilisants (99,5%)
Grande Paroisse S.A. (99,5%)
G.P.N. S.A. (99,5%)
Elf Aquitaine other subsidiaries
TOTAL E & P Cameroun (75,4%)
TOTAL Gabon (58,0%)
Rosier (56,9%)
Cepsa (48,8%) E*
Sanofi-Aventis (7,4%) E
TOTAL / Elf Aquitaine other common subsidiaries
TOTAL Nigeria (61,6%)
TOTAL Turkiye (99,9%)
S.A. de la Raffinerie des Antilles (50,0%) P
TOTAL Kenya (87,3%)
TOTAL Sénégal (94,9%)
TOTAL Petrochemicals France (99,9%)
Qatar Petrochemical Company Ltd (19,9%) E
Qatofin Company Ltd (48,8%) E
Bostik Holding S.A. (99,9%)
Bostik S.A. (99,9%)